SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .________ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") distributed its amended and restated articles of association, in English and Chinese, on April 18, 2002 to its shareholders. A copy of the documents are included in this Form 6-K of the Company.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ARTICLES OF ASSOCIATION

ARTICLES OF ASSOCIATION
OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Approved by Special Resolutions passed by the shareholders' extraordinary General Meeting held on 18 April 1997 and 22 May 1997 and Amended by the two Annual General Meetings held on 15 June 1998 and 15 June 1999 and by the Extraordinary General Meetings held on 26 March 2002)

CATALOGUE

CHAPTER 1 GENERAL PROVISIONS

Article 1 The Company (or "Company") is a joint stock limited company established in accordance with the "Company Law of the People's Republic of China" (the "Company Law"), "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share" (the "Special Regulations") and other relevant laws and administrative regulations of the State. The legitimate rights and interests of the Company and its shareholders are under the jurisdiction of and protected by Chinese laws, regulations and other relevant provisions of the Government.

The Company was established by way of promotion and approved by the People's Republic of China's State Commission for Restructuring the Economic System on 31 December 1994, as evidenced by approval document no. [1994] 139. It is registered with and has obtained a business license from China's State Administration Bureau of Industry and Commerce on 25 March 1995. The number of the Company's business license is: 1000001001760.

Article 2 Promoter of the Company: 南航(集團)公司 (renamed as Southern Airlines (Group)).

Registered Name of the Company:
中國南方航空股份有限公司 (Chinese)
CHINA SOUTHERN AIRLINES COMPANY LIMITED (English)

Article 3 The company's address: Baiyun International Airport
Guangzhou Municipality
Guangdong Province
China
Telephone: (020) 86123303
Facsimile: (020) 86644623

Article 4 The Company's legal representative is the Chairman of the board of directors of the Company.

Article 5 The Company is a joint stock limited company in perpetual existence.

Article 6 In accordance with the Company Law, the Special Regulations, "Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China" (the "Mandatory Provisions") and other relevant laws and administrative regulations, the Company amended the Company's articles of association.

Article 7 The registration formalities of the Original Articles of Association with China's State Administration Bureau of Industry and Commerce have been completed.

The Company shall, within the period stipulated by laws or administrative regulations, process the registration of changing of mandatory registered items due to the amendment of the Original Articles of Association.

Article 8 From the date of these articles of association becoming effective, these articles of association constitute a legally binding document regulating the Company's organization and activities, and the rights and obligations between the Company and each shareholder and among the shareholders.

Article 9 These articles of association are binding on the Company and its shareholders, directors, supervisors, president and other senior administrative officers of the Company; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these articles of association.

These articles of association are actionable by a shareholder against the Company and vice versa, by shareholders against each other and by a shareholder against the directors, supervisors, president and other senior administrative officers of the Company in respect of rights and obligations concerning the affairs of the Company arising out of these articles of association.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

Article 10 The Company may invest in other limited liability companies or joint stock limited companies. The Company's liabilities to an investee company shall be limited to the amount of its capital contribution to the investee company.

Upon approval of the companies approving department authorized by the State Council, the Company may, according to its need of operation and management, operates as a holding company as prescribed in the second paragraph of Article 12 of the Company Law.

Article 11 On condition of compliance with applicable laws and regulations of the People's Republic of China ("PRC"), the Company has the power to raise and borrow money which power includes without limitation the issue of debentures, the charging or mortgage of part or whole of the Company's business or properties and other rights permitted by PRC laws and administrative regulations.

Article 12 For the purpose of these articles of association, other senior administrative officers of the Company refer to vice president, chief financial officer, board secretary, general economist, chief engineer and chief pilot.

CHAPTER 2 PURPOSES AND SCOPE OF BUSINESS

Article 13 The business purposes of the Company are: (i) to absorb domestic and foreign capital; (ii) to assist in developing the aviation industry of China; (iii) to promote the development of the national economy of China; (iv) to utilize corporate incentive mechanisms of privatization; (v) to draw on the advanced management expertise of other domestic and foreign companies; (vi) to continuously improve the management of the Company; (vii) to enhance the market competitiveness of the Company; (viii) to generate economic and social benefits for the Company; and (ix) to generate steady income for the Company's shareholders.

Article 14 The scope of business of the Company shall be consistent with and subject to the scope of business approved by the relevant supervisory department of the State.

The scope of business of the Company includes: (i) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (ii) undertaking general aviation services; (iii) provision of aircraft repair and maintenance services; (iv) acting as agent for other domestic and international airlines; (v) provision of air catering services and (vi) engaging in other airline or airline-related business, including advertising for such services.

Article 15 The Company may, according to its ability to develop, and upon the approval by special resolution adopted by the shareholders' general meeting and the approval of the relevant state government authority, adjust its scope of business or investment orientation and method etc.

Article 16 The Company may, upon the approval by the relevant authorities, establish its subsidiaries, branches and offices (whether wholly owned or otherwise) in China and other countries and regions to assist its business development and to promote the Company's expansion.

CHAPTER 3 SHARES AND REGISTERED CAPITAL

Article 17 There must, at all times, be ordinary shares in the Company. Subject to the approval of the companies approving department authorized by the State Council, the Company may, according to its requirements, create other classes of shares.

Article 18 The shares issued by the Company shall have a par value of Renminbi one yuan per share.

The Renminbi referred to in the preceding paragraph is the legal currency of the PRC.

Article 19 Subject to the approval of the securities authority of the State Council, the Company may issue and offer shares to domestic investors or foreign investors for subscription.

Foreign investors referred to in the preceding paragraph means those investors of foreign countries and regions of Hong Kong, Macau and Taiwan who subscribe for shares issued by the Company. Domestic investors mean those investors within the territory of the PRC (excluding investors of the regions referred to in the preceding sentence) who subscribe for shares issued by the Company.

Article 20 Shares issued by the Company to domestic investors for subscription in Renminbi shall be referred to as "Domestic-Invested Shares". Shares issued by the Company to foreign investors for subscription in foreign currencies shall be referred to as "Foreign-Invested Shares". Foreign-Invested Shares which are listed overseas are called "Overseas-Listed Foreign-Invested Shares".

The foreign currencies referred to in the preceding paragraph mean the legal currencies (apart from Renminbi) of other countries or districts which are recognized by the foreign exchange control authority of the State and can be used to pay the Company for the share price.

Article 21 Domestic-Invested Shares issued by the Company shall be called "A Shares". Overseas-Listed Foreign-Invested Shares issued by the Company and listed in Hong Kong shall be called "H Shares". H Shares are shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of American depositary receipts. Shares issued by the Company, including Domestic-Invested Shares and Foreign-Invested Shares, are all ordinary shares.

Article 22 In accordance with approvals granted by the Securities Commission of the State Council, the Company has issued a total of 3,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company and (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option.

The ordinary shares that the Company issued in connection with its first increase of capital after its establishment were 1,174,178,000 H Shares, representing 34.8% of the issued share capital of the Company. The share capital structure of the Company after such issue of shares is: (a) 2,200,000,000 A Shares held by the promoter, representing 65.2% of the total share capital, and (b) 1,174,178,000 H Shares held by foreign investors, representing 34.8% of the total share capital.

Article 23 Upon approval by the securities governing authority of the State Council of the proposal to issue Overseas-listed Foreign-Invested Shares and Domestic-Invested Shares, the Company's board of directors may make separate implementing arrangements for their issuance.

The Company's proposal to issue Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares pursuant to the preceding paragraph may be implemented within fifteen (15) months from the date of the approval of the securities governing authority of the State Council.

Article 24 In respect of the total number of shares as stated in a shares issuing proposal, where the Company shall separately issue Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares, these respective shares shall be fully subscribed for at their respective offerings. If the shares cannot be fully subscribed for at their offerings due to some special circumstances, then subject to the approval of the securities governing authority of the State Council the shares may be issued by installments.

Article 25 The registered capital of the Company is RMB3,374,178,000.

The Company shall undertake its liability with all its assets and its shareholders shall undertake the Company's liability with all the shares they hold.

Article 26 The Company may, based on its requirements for operation and development and in accordance with the relevant provisions of these articles of association, approve an increase of capital. The Company may increase its capital in the following ways:

(1) offering new shares to non-specially-designated investors for subscription;

(2) placing new shares to its existing shareholders;

(3) allotting bonus shares to its existing shareholders;

(4) any other ways permitted by relevant laws and administrative regulations.

The Company's increase of capital by issuing new shares shall, after being approved in accordance with the provisions of these articles of association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations.

Article 27 Unless otherwise provided by relevant laws or administrative regulations, shares in the Company are freely transferable and are not subject to any lien.

CHAPTER 4 REDUCTION OF CAPITAL AND REPUCHASE OF SHARES

Article 28 In accordance with the provisions of these articles of association, the Company may reduce its registered capital.

Article 29 When the Company reduces its registered capital, it must draw up a balance sheet and an inventory of assets.

The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of capital and shall publish a notice in a newspaper at least three times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within ninety (90) days of the date of the first public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt.

The Company's registered capital after reduction shall not be less than the statutory minimum amount.

Article 30 The Company may, with approval according to the procedures provided in these articles of association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1) cancellation of shares for the reduction of its capital;

(2) merging with another company that holds shares in the Company;

(3) other circumstances permitted by relevant laws and administrative regulations.

Article 31 The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1) making a pro rata general offer of repurchase to all its shareholders;

(2) repurchasing shares through public dealing on a stock exchange;

(3) repurchase by an off-market agreement outside a stock exchange.

Article 32 Where the Company repurchases its shares by an off-market agreement outside a stock exchange, the prior sanction of shareholders shall be obtained in accordance with these articles of association. The Company may release, vary or waive its rights under a contract so entered into by the Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares referred to in the preceding paragraph includes (without limitation) an agreement to become obliged to repurchase or an acquisition of the right to repurchase shares of the Company.

Rights of the Company under a contract to repurchase its shares are not capable of being assigned.

Article 33 Shares repurchased in accordance with law by the Company shall be cancelled within the period prescribed by laws and administrative regulations, and the Company shall apply to the original companies registration authority for registration of the change of its registered capital.

The amount of the Company's registered capital shall be reduced by the aggregate par value of those cancelled shares.

Article 34 Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares:

(1) where the Company repurchases shares of the Company at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose;

(2) where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value may be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

(i) if the shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of the Company;

(ii) if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of the proceeds of the fresh issue shall not exceed the aggregate of premiums received by the Company on the issue of the shares repurchased nor the current amount (including the premiums on the fresh issue) of the Company's premium account (or capital common reserve fund account) at the time of the repurchase;

(3) payment by the Company in consideration of the following shall be made out of the Company's distributable profits:

(i) acquisition of rights to repurchase shares of the Company;

(ii) variation of any contract to repurchase shares of the Company;

(iii) release of any of the Company's obligation under any contract to repurchase shares of the Company;

(4) after the Company's registered capital has been reduced by the total par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for paying up the par-value portion of the shares repurchased shall be transferred to the Company's premium account (or capital common reserve fund account).

CHAPTER 5 FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES

Article 35 The Company and its subsidiaries shall not, by any means at any time, provide any kind of financial assistance to a person who is acquiring or is proposing to acquire shares in the Company. The said acquirer of shares of the Company includes a person who directly or indirectly incurs any obligations due to the acquisition of shares in the Company (the "obligor").

The Company and its subsidiaries shall not, by any means at any time, provide financial assistance to the obligor as referred to in the preceding paragraph for the purpose of reducing or discharging the obligations assumed by that person.

This Article shall not apply to the circumstances specified in Article 37 of this Chapter.

Article 36 For the purpose of this Chapter, "financial assistance" includes (without limitation) the following meanings:

(1) gift;

(2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of the Company's own default) or release or waiver of any rights;

(3) provision of loan or any other contract under which the obligations of the Company are to be fulfilled before the obligations of another party, or the novation of, or the assignment of rights arising under, such loan or contract;

(4) any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

For the purpose of this Chapter, "incurring any obligations" includes the incurring of obligations by the changing of the obligor's financial position by way of contract or the making of arrangement (whether enforceable or not, and whether made on his own account or with any other persons), or by any other means.

Article 37 The following transactions shall not be deemed to be activities prohibited by Article 35 of this Chapter:

(1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose in giving the financial assistance is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of some larger purpose of the Company;

(2) the lawful distribution of the Company's assets by way of dividend;

(3) the allotment of bonus shares as dividends;

(4) a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the share capital structure of the Company effected in accordance with these articles of association;

(5) the lending of money by the Company within its scope of business and in the ordinary course of its business, where the lending of money is part of the scope of business of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

(6) the provision of money by the Company for contributions to staff and workers' shares schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

CHAPTER 6 SHARE TRANSFER

Article 38 The Company's shares are transferable according to law.

Article 39 The Company shall not accept the Company's shares as subject matter of pledge.

Article 40 The Company's directors, supervisors, president and other senior administrative officers shall periodically declare to the Company the number of shares they hold in the Company during their term of office. They may transfer their shares during the term of their office or after their departure from office in accordance with the requirements of the laws and the listing rules of the place of the stock exchange on which the Company's shares are listed.

CHAPTER 7 SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

Article 41 Share certificates of the Company shall be in registered form.

The share certificate of the Company shall include the following major items:

(1) Company's name;

(2) the date of registration of the Company;

(3) the class of the share certificates, the par value and the number of shares represented by the share certificate;

(4) the serial number of the share certificate;

(5) any other matters required by the Company Law and the Special Regulations;

(6) other items required to be stated by the stock exchanges on which the Company's shares are listed.

Article 42 Share certificates of the Company shall be signed by the Chairman of the Company's board of directors. Where the stock exchanges on which the Company's shares are listed require other senior administrative officer(s) of the Company to sign on the share certificates, the share certificates shall also be signed by such senior administrative officer(s). The share certificates shall take effect after being sealed or printed with the seal of the Company. The share certificates shall only be sealed with the Company's seal under the authorization of the board of directors. The signatures of the Chairman of the board of directors or other senior administrative officer(s) of the Company may be printed in mechanical form.

Article 43 The Company shall keep a register of its shareholders and enter in the register the following particulars:

(1) the name (title) and address (residence), the occupation or nature of each shareholder;

(2) the class and quantity of shares held by each shareholder;

(3) the amount paid or agreed to be paid on the shares of each shareholder;

(4) the share certificate numbers of the shares held by each shareholder;

(5) the date on which each person was entered in the register as a shareholder;

(6) the date on which any shareholder ceased to be a shareholder.

Unless contrary evidence is shown, the register of shareholders shall be sufficient evidence of the shareholders' shareholdings in the Company.

Article 44 The Company may, in accordance with the mutual understanding and agreements between the securities governing authority of the State Council and overseas securities regulatory organizations, maintain the register of shareholders of Overseas-Listed Foreign-Invested Shares overseas and appoint overseas agent(s) to manage such share register. The original share register for holders of Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall be maintained in Hong Kong.

A duplicate of the share register for holders of Overseas-Listed Foreign-Invested Shares shall be maintained at the Company's residence. The appointed overseas agent(s) shall ensure the consistency between the original and the duplicate of the share register.

If there is any inconsistency between the original and the duplicate of the share register for holders of Overseas-Listed Foreign-Invested Shares, the original shall prevail.

Article 45 The Company shall have a complete register of shareholders which shall comprise the following:

(1) a part of the shareholders' register maintained at the Company's residence other than those parts mentioned in sub-paragraphs (2) and (3) of this Article;

(2) a part of the shareholders' register in respect of the holders of Overseas-Listed Foreign-Invested Shares of the Company maintained in the place of the overseas stock exchange on which the shares are listed; and

(3) any other parts of the shareholders' register maintained at such other places as the board of directors may consider necessary for the purpose of listing the shares of the Company.

Article 46 Different parts of the shareholders' register shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register.

The alteration and rectification of each part of the shareholders' register shall be carried out in accordance with the laws of the place where the register is maintained.

All the fully paid-up H Shares can be freely transferred in accordance with these articles of association. However, the board of directors may refuse to recognize any instrument of transfer without giving any reason, unless:

(1) a fee (for each instrument of transfer) of two dollars and fifty cents Hong Kong dollars or any higher fee as agreed by the Stock Exchange has been paid to the Company for registration of any transfer or any other document which is related to or will affect ownership of or change of ownership of the shares;

(2) the instrument of transfer only involves H Shares;

(3) the stamp duty chargeable on the instrument of transfer has been paid;

(4) the relevant share certificate and upon the reasonable request of the board of directors any evidence in relation to the right of the transferor to transfer the shares have been submitted;

(5) if it is intended to transfer the shares to joint owners, then the maximum number of joint owners shall not exceed four (4);

(6) the Company does not have any lien on the relevant shares.

If the Company refuses to register any transfer of shares, the Company shall within two months of the formal application for the transfer provide the transferor and the transferee with a notice of refusal to register such transfer.

Article 47 No changes in the shareholders' register due to the transfer of shares may be made within thirty (30) days before the date of a shareholders' general meeting or within five (5) days before the record date for the Company's distribution of dividends.

Article 48 Where the Company decides to convene a shareholders' general meeting, distribute dividends, liquidate or carry out other activities which would require the determination of shareholdings, the board of directors shall fix a record date for the purpose of determining shareholdings. A person who is registered in the register as shareholders of the Company at the end of the record date shall be a shareholder of the Company.

Article 49 Any person aggrieved and claiming to be entitled to have his name (title) to be entered in or removed from the register of shareholders may apply to a court of competent jurisdiction for rectification of the register.

Article 50 Any person who is a registered shareholder or who claims to be entitled to have his name (title) entered into the register of shareholders in respect of shares in the Company may, if his share certificate (the "original certificate") relating to the shares is lost, apply to the Company for a replacement new share certificate in respect of such shares (the "Relevant Shares").

If a shareholder of Domestic-Invested Shares loses his share certificate and applies to the Company for a replacement new share certificate, it shall be dealt with in accordance with article 150 of the Company Law.

If a shareholder of Overseas-Listed Foreign Shares loses his share certificate and applies to the Company for a replacement new share certificate, it may be dealt with in accordance with the law of the place where the original register of holders of Overseas-Listed Foreign-Invested Shares is maintained, rules of the stock exchange or other relevant regulations.

If a shareholder of Overseas-Listed Foreign-Invested Shares listed in Hong Kong (H Shares) loses his share certificate, the issue of a replacement new share certificate shall comply with following requirements:

(1) The applicant shall submit an application to the Company in a prescribed form accompanied by notarial certificate or a statutory declaration (i) stating the grounds upon which the application is made and the circumstances and the evidence of the loss; and (ii) declaring that no other person is entitled to have his name entered in the register of shareholders in respect of the Relevant Shares.

(2) Before the Company decides to issue the replacement new share certificate, no statement made by any person other than the applicant declaring that his name shall be entered in the register of shareholders in respect of such shares has been received.

(3) The Company shall, if it intends to issue a replacement new share certificate, publish a notice of its intention at least once every thirty (30) days in a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

(4) The Company shall have, prior to publication of its intention to issue a replacement new share certificate, delivered to the stock exchange on which its shares are listed a copy of the notice to be published and may publish the notice upon receiving confirmation from such stock exchange that the notice has been exhibited in the premises of the stock exchange. Such notice shall be exhibited in the premises of the Stock Exchange for a period of 90 days.

In the case of an application made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

(5) If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company shall not have received from any person notice of any disagreement to such application, the Company may issue a replacement new share certificate to the applicant accordingly.

(6) Where the Company issues a replacement new share certificate under this Article, it shall forthwith cancel the original share certificate and enter the cancellation and issue in the register of shareholders accordingly.

(7) All expenses relating to the cancellation of an original share certificate and the issue of a replacement new share certificate by the Company shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable security is provided by the applicant.

Article 51 Where the Company issues a replacement new share certificate pursuant to these articles of association, the name (title) of a bona fide purchaser gaining possession of such new share certificate or the person who is subsequently entered in the register of shareholders as holder of such shares (if he is a bona fide purchaser) shall not be removed from the register of shareholders.

Article 52 The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original share certificate or the issue of the new share certificate, unless the claimant proves that the Company has acted deceitfully.

CHAPTER 8 SHAREHOLDERS' RIGHTS AND OBLIGATIONS

Article 53 A shareholder of the Company is a person who lawfully holds shares in the Company and whose name (title) is entered in the register of shareholders. A shareholder shall enjoy rights and bear obligations according to the class and proportion of the shares held by him; shareholders who hold shares of the same class shall enjoy the same rights and bear the same obligations.

Article 54 The ordinary shareholders of the Company shall enjoy the following rights:

(1) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat;

(2) the right to dividends and other distributions in proportion to the number of shares held;

(3) the right of supervisory management over the Company's business operations, and the right to present proposals or enquiries;

(4) the right to transfer, donate or pledge his shares in accordance with laws, administrative regulations and provisions of these articles of association;

(5) the right of knowledge and decision making power with respect to important matters of the Company in accordance with laws, administrative regulations and these articles of association;

(6) the right to obtain relevant information in accordance with the provisions of these articles of association, including:

   (i) the right to obtain a copy of these articles of association, subject to payment of the cost of such copy;

   (ii) the right to inspect and copy, subject to payment of a reasonable charge:

      (a) all parts of the register of shareholders;

      (b) personal particulars of each of the Company's directors, supervisors, president and other senior administrative officers, including:

         (aa) present name and alias and any former name or alias;

         (bb) principal address (residence);

         (cc) nationality;

         (dd) primary and all other part-time occupations and duties;

         (ee) identification documents and their relevant numbers;

      (c) state of the Company's share capital;

      (d) reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of last accounting year and the aggregate amount paid by the Company for this purpose;

      (e) minutes of shareholders' general meetings;

      (f) interim and annual reports of the Company;

(7) in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(8) other rights conferred by laws, administrative regulations and these articles of association.

Article 55 The ordinary shareholders of the Company shall assume the following obligations:

(1) to abide by these articles of association;

(2) to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3) no right to return shares to the Company unless laws and regulations provide otherwise;

(4) other obligations imposed by laws, administrative regulations and these articles of association.

Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

Article 56 In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange on which shares of the Company are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some of the shareholders of the Company:

(1) to relieve a director or supervisor of his duty to act honestly in the best interests of the Company;

(2) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person), in any guise, of the Company's assets, including (without limitation) opportunities beneficial to the Company;

(3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders for approval in accordance with these articles of association.

Article 57 For the purpose of the foregoing Article, a "controlling shareholder" means a person who satisfies any one of the following conditions:

(1) he alone or acting in concert with others has the power to elect more than half of the board of directors;

(2) he alone or acting in concert with others has the power to exercise or to control the exercise of 30 per cent or more of the voting rights in the Company;

(3) he alone or acting in concert with others holds 30 per cent or more of the issued and outstanding shares of the Company;

(4) he alone or acting in concert with others in any other manner controls the Company in fact.

CHAPTER 9 SHAREHOLDERS' GENERAL MEETINGS

Article 58 The shareholders' general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

Article 59 The shareholders' general meeting shall exercise the following functions and powers:

(1) to decide on the Company's operational policies and investment plans;

(2) to elect and replace directors and decide on matters relating to the remuneration of directors;

(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4) to examine and approve reports of the board of directors;

(5) to examine and approve reports of the supervisory committee;

(6) to examine and approve the Company's proposed annual preliminary and final financial budgets;

(7) to examine and approve the Company's profit distribution plans and plans for making up losses;

(8) to decide on increases or reductions in the Company registered capital;

(9) to decide on matters such as merger, division, dissolution and liquidation of the Company;

(10) to decide on the issue of debentures by the Company;

(11) to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12) to amend these articles of association;

(13) to consider motions raised by shareholders who represent 5 percent or more of the total shares of the Company carrying the right to vote;

(14) to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

(15) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.

When the shareholders' general meeting decide on matters which the board of directors may be delegated or authorized to deal with, the shareholders' general meeting shall maintain the legitimate rights and interests of the Company according to law and abide by laws and regulations strictly in order to ensure the Company's principle of efficient operation and scientific decision making. Matters delegated or authorized to the board of directors to deal with include (without limitation):

(1) to modify the language of these articles of association after the shareholders' general meeting passed the resolution on the amendment of these articles of association in principle;

(2) to distribute the interim profit;

(3) to decide on matters in connection with the issue of new shares and equity convertible bonds;

(4) to dispose of, mortgage and secure the fixed assets under the operation policy and investment plan passed by the shareholders' general meeting;

(5) other matters delegated or authorized by the shareholders' general meeting to the board of directors to deal with at times in accordance with laws, regulations and these articles of association.

Article 60 The Company shall not, without the prior approval of shareholders in general meeting, enter into any contract with any person other than a director, supervisor, president or other senior administrative officer whereby the management and administration of the whole or any substantial part of the business of the Company is to be handed over to such person.

Article 61 Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year.

Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months:

(1) when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in these articles of association;

(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3) when shareholder(s) holding 10 per cent or more of the Company's issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4) when deemed necessary by the board of directors or as requested by the supervisory committee.

The number of shares held by shareholders in paragraph (3) above shall be calculated on the date when the written request is submitted.

Article 62 When the company convenes a shareholders' general meeting, written notice of the meeting shall be given forty five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

Article 63 When the board of directors issues the notice for the convening of a shareholders' general meeting, the meeting shall not be postponed without reason. In case the shareholders' general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least five (5) working days before the convening of the original shareholders' general meeting. In the postponement notice, the board of directors must state the reasons for the postponement and the date of the postponed meeting. When the shareholders' general meeting is postponed, the board of directors may not change the record date for the shareholders entitled to attend the shareholders' general meeting provided in the original notice.

Article 64 When the Company convenes a shareholders' annual general meeting, shareholders holding 5 per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall, after the same having been reviewed and approved by the board of directors of the Company, place those matters in the proposed motions within the scope of functions and powers of the shareholders' general meeting on the agenda. If the board of directors decides not to put the motion on the agenda, it must give reasons and explanation to the shareholders' general meeting and publish the motion and the board's explanation along with resolutions adopted by the shareholders' general meeting at the end of the meeting.

Article 65 The Company shall, based on the written replies received twenty (20) days before the date of the shareholders' general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company's total voting shares, the Company may hold the meeting; if not, then the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. The Company may then hold the meeting after such publication of notice.

A shareholders' extraordinary general meeting shall not decide on any matter not stated in the notice of meeting.

Article 66 A notice of meeting of shareholders shall meet the following requirements:

(1) be in writing;

(2) specify the place, the date and time of the meeting;

(3) state the matters to be discussed at the meeting;

(4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(6) contain the full text of any special resolution to be proposed at the meeting;

(7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

(8) specify the time and place for lodging proxy forms for the relevant meeting.

Article 67 Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid airmail to their addresses as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meetings may be issued by way of public notice.

The public notice referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities governing authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting; after the publication of notice, the holders of Domestic-Invested Shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

Article 68 The accidental omission to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Article 69 Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxies to attend and vote on his behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorization from that shareholder:

(1) the shareholder's right to speak at the meeting;

(2) the right to demand or join in demanding a poll;

(3) the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

Where that shareholder is a recognized clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Cap.420 of the laws of Hong Kong), it may authorize such person or persons as it thinks fit to act as its representative (or representatives) at any shareholders' general meeting or any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization must specify the number and class of shares in respect of which each such person is so authorized. The person so authorized will be entitled to exercise the same power on behalf of the recognized clearing house as that clearing house (or its nominees) could exercise if it were an individual shareholder of the Company.

Article 70 The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or attorney duly authorized.

Article 71 The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority shall be deposited at the residence of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy propose to vote or the time appointed for the passing of the resolution.

If the appointer is a legal person, its legal representative or such person as is authorized by resolution of its board of directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer.

Article 72 Any form issued to a shareholder by the directors for use by him for appointing a proxy to attend and vote at meetings of the Company shall be such as to enable the shareholder, according to his free will, to instruct the proxy to vote in favor of or against the motions, such instructions being given in respect of each individual matter to be voted on at the meeting. Such a form shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit.

Article 73 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or loss of capacity of the appointer or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that no notice in writing of such death, loss of capacity, revocation or transfer as aforesaid shall have been received by the Company at its residence before the commencement of the meeting at which the proxy is used.

Article 74 A proxy who attends a shareholders' general meeting on behalf of a shareholder shall present his identification document.

If the legal representative of a shareholder who is a legal person attend the meeting, he shall present his identification document. If shareholder who is a legal person appoints other person to attend the meeting, the person appointed shall present his own identification document and a notarially certified copy of the resolution of the board of directors or other governing body of the appointer or letter of authorization.

Article 75 Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

The shareholders (including proxies) present at the meeting shall expressly state their agreement with or objection to every matter to be determined by voting. If a shareholder abstains from voting or casts an abstention vote, the Company shall disregard such vote as a voting share when counting the result of voting.

Article 76 A shareholder (including proxy), when voting at a shareholders' general meeting, may exercise voting rights in accordance with the number of shares carrying the rights to vote and each share shall have one vote.

Article 77 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two shareholders entitled to vote present in person or by proxy;

(3) by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carry the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand.

Article 78 A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

Article 79 On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

Article 80 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to one additional vote.

Article 81 The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

(1) work reports of the board of directors and the supervisory committee;

(2) plans formulated by the board of directors for distribution of profits and for making up losses;

(3) removal of the members of the board of directors and members of the supervisory committee, their remuneration and method of payment;

(4) annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

(5) matters other than those required by the laws and administrative regulations or by these articles of association to be adopted by special resolutions.

Article 82 The following matters shall be resolved by a special resolution at a shareholders' general meeting:

(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2) the issue of debentures of the Company;

(3) the division, merger, dissolution and liquidation of the Company;

(4) amendments to these Articles of Association;

(5) repurchase of the Company's shares;

(6) any other matters considered by the shareholders' general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Article 83 Shareholders requisitioning the convening of extraordinary general meetings of shareholders or class meeting shall abide by the following procedures:

(1) Two or more shareholders holding in aggregate 10 per cent or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the object of the meeting and requiring the board of directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as possible proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receiving the requisition.

The amount of shareholdings referred to above shall be calculated as at the date of the deposit of the requisition.

(2) If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of the receipt of the requisition, the requisitionists may themselves convene such a meeting in a manner as similar as possible as that in which shareholders' meeting are to be convened by the board of directors within four (4) months from the date of receipt of the requisition by the board of directors.

Any reasonable expenses incurred by the requisitions by reason of the failure of the board of directors to duly convene a meeting shall be repaid to the requisitionists by the Company and any sum so repaid shall be set off against sums owed by the Company to the directors in default.

Article 84 The Chairman of the board of directors shall convene and take the chair of every shareholders' general meeting. If the Chairman is unable to attend the meeting for any reason, the vice-chairman of the board of directors shall convene and take the chair of the meeting. If both the Chairman and vice-chairman of the board of directors are unable to attend the meeting, then the board of directors may designate a director to convene and take the chair of the meeting. If no chairman of the meeting has been designated, shareholders present shall choose one person to be the chairman of the meeting. If for any reason, the shareholders shall fail to elect a chairman, then the shareholder (including proxy) present in person or by proxy and holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting.

Article 85 The chairman of the meeting shall be responsible for the determination of whether a resolution is passed. His decision, which is final and conclusive, shall be announced at the meeting and recorded in the minute book.

Article 86 If the chairman of the meeting has any doubt as to the result of a resolution put to the vote of the meeting, he may have the votes counted. If the chairman of the meeting fails to have the votes counted, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may demand that the votes be counted immediately after the declaration of the result, the chairman of the meeting shall have the votes counted immediately.

Article 87 If votes are counted at a shareholders' general meeting, the result of the count shall be recorded in the minute book.

Article 88 When the shareholders' general meeting is examining and discussing a connected transaction, the connected shareholder shall not participate in the vote on the shares. His shares carrying the voting rights shall not be counted as effective votes in the total. The notice on the resolutions passed by the shareholders' general meeting shall fully disclose information regarding the voting of the independent shareholders. If under special circumstances, the connected shareholders cannot withdraw from the voting, they may vote in the normal course of proceeding after the Company has obtained the approval from the competent authorities provided that the Company shall give detailed explanation thereof in the notice on the resolutions passed by the shareholders' general meeting.

Article 89 Shareholder's general meeting shall make minutes of the resolutions on the matters considered at the meeting to be signed by all the directors present at the meeting. The minutes, shareholders' attendance lists and proxy forms shall be kept at the Company's residence.

Article 90 Copies of the minutes of proceedings of any shareholders' general meeting shall, during business hours of the Company, be open for inspection by any shareholder without charge. If a shareholder demands from the Company a copy of such minutes, the Company shall send a copy of such minutes to him within seven (7) days after having received reasonable charges.

Article 91 Matters uncovered by these articles of association regarding the convening of shareholders' general meeting, voting procedures and deliberation of proposals shall be handled in accordance with the relevant provisions of laws and regulations currently effective in China.

CHAPTER 10 SPECIAL PROCEDURES FOR VOTING BY A CLASS OF SHAREHOLDERS

Article 92 Those shareholders who hold different classes of shares are shareholders of different classes.

Apart from the holders of other classes of shares, the holders of the Domestic-Invested Shares and holders of Overseas Listed Foreign-Invested Shares shall be deemed to be shareholders of different classes.

A class of shareholders shall, in accordance with laws, administrative regulations and these articles of association, enjoy rights and bear obligations.

Article 93 Rights conferred on any class of shareholders in the capacity of shareholders ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting conducted in accordance with **Article 95 to 99**.

Article 94 The following circumstances shall be deemed to be variation or abrogation of the rights of a class of shareholders:

(1) to increase or to decrease the number of shares of such class, or increase or decrease the number of shares of a class having voting or equity rights or privileges equal or superior to those of the shares of such class;

(2) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class;

(3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of such class;

(4) to reduce or remove a dividend preference or a liquidation preference attached to shares of such class;

(5) to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of such class;

(6) to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of such class;

(7) to create a new class of shares having voting or equity rights or privileges equal or superior to those of the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or add to such restriction;

(9) to allot and issue rights to subscribe for, or convert into, shares in the Company of such class or another class;

(10) to increase the rights or privileges of shares of another class;

(11) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring;

(12) to vary or abrogate the provisions of this Chapter.

Article 95 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 94, but interested shareholder(s) shall not be entitled to vote at class meetings.

The meaning of "interested shareholder(s)" as mentioned in the preceding paragraph is:

(1) in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange under Article 31, a "controlling shareholder" within the meaning of Article 57;

(2) in the case of a repurchase of share by an off-market contract under Article 31, a holder of the shares to which the proposed contract relates;

(3) in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate obligation imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Article 96 Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 95, are entitled to vote at class meetings.

Article 97 Written notice of a class meeting shall be given forty-five (45) days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of notice.

Article 98 Notice of class meetings need only be served on shareholders entitled to vote thereat.

Meeting of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of these articles of association relating to the manner to conduct any shareholders' general meeting shall apply to any meeting of a class of shareholders.

Article 99 The special procedures for voting at any meeting of a class of shareholders shall not apply to the following circumstances:

(1) where the Company issues, upon the approval by special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20 per cent of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares;

(2) where the Company's plan to issue Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval by the Securities Committee of the State Council.

CHAPTER 11 BOARD OF DIRECTORS

Section 1 Directors and Board of Directors

Article 100 The Company shall have a board of directors. The board of directors shall consist of fifteen (15) directors. The board of directors shall have one (1) Chairman, two (2) Vice-chairmen.

Article 101 Directors shall be elected at the shareholders' general meeting. The term of office of the directors is three (3) years. At the expiry of a director's term, the term is renewable upon re-election. Directors may be elected by the shareholders' general meeting from the board of directors or from the candidates nominated by shareholders representing over 5% (including 5%) of the Company' shares issued. Notice in writing of the intention to propose a person for election as a director and detailed information about the nominated candidate for director shall be given to the Company seven (7) days before the date of such shareholders' general meeting for public disclosure.

Candidates for directors shall make written promises seven (7) days before the shareholders' general meeting, indicating their willingness to accept the candidacy, guaranteeing the truthfulness and the completeness of the material disclosed in connection with their candidacy, and promising that they will conscientiously perform the duties of the director after they are elected.

The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the Chairman and the Vice-chairman is three (3) years, renewable upon re-election.

The shareholders' general meeting may by ordinary resolution remove any director before the expiration of his term of office (but without prejudice to such director's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

The Directors shall not be required to hold shares of the Company.

Article 102 The board of directors is responsible to the shareholders' general meeting and exercises the following powers:

(1) to be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) to implement the resolutions of the shareholders' general meetings;

(3) to decide on the Company's business plans and investment plans;

(4) to formulate the Company's annual preliminary and financial budgets;

(5) to formulate the Company's profit distribution plan and plan for making up losses;

(6) to formulate proposals for increases or reductions in the Company's registered capital and the issue of debentures of the Company;

(7) to draw up plans for the merger, division or dissolution of the Company;

(8) to decide on the establishment of the Company's internal management structure;

(9) to appoint or dismiss the Company's president, and pursuant to the president's nominations to appoint or dismiss the vice president, the financial controller and other senior administrative officers of the Company and decide on their remuneration;

(10) to establish the Company's basic management system;

(11) to formulate proposals for any amendments of the Company's articles of association;

(12) to exercise any other powers conferred by these articles of association or the shareholders' general meetings.

Except the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by more than one half of all the directors.

Article 103 The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose or agree to dispose of any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceed 33 per cent of the value of the Company's fixed assets as shown in the last balance sheet placed before the shareholders in general meeting.

For the purposes of this Article, disposition includes an act involving the transfer of an interest in assets but does not include the provision of fixed asset by way of security.

The validity of a disposition by the Company shall not be affected by the breach of the preceding paragraph of this Article.

Article 104 Board of directors shall abide by the laws and statutory regulations of the state, these articles of association and resolutions of the shareholders' general meeting.

Article 105 The Chairman of the board of directors shall exercise the following powers:

(1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

(2) to check on the implementation of resolutions of the board of directors;

(3) to sign the securities certificates issued by the Company;

(4) to exercise other powers conferred by the board of directors.

The Vice-chairman assists the Chairman with his work. When the Chairman is unable to exercise his powers, the Chairman may designate the Vice-chairman to exercise such powers on the Chairman's behalf.

Article 106 Meetings of the board of directors shall be held at least twice every year and convened by the Chairman of the board of directors. Notice of the meeting shall be served by telex, telegram, facsimile, express delivery, registered mail or personal delivery on all of the directors ten (10) days before the date of the meeting. In case of any urgent matters, the Chairman may convene an extraordinary meeting of the board of directors. Upon requisition by more than half of the directors, the Chairman must convene an extraordinary meeting. Upon requisition by over one third of the directors, the supervisory committee or the president of the Company, the Chairman may convene an extraordinary meeting.

The board meeting shall be held in principle at the place where the Company is located. It may be held at other places both at home and abroad upon resolution by the board of directors.

Article 107 Meeting and extraordinary meetings of the board of directors shall be notified in the following ways:

(1) No notice of directors' regular meeting shall be required, if the time and place of regular meetings of the board of directors have been fixed by the board of directors in advance.

(2) Notice of the time and place of a meeting of the board of directors for which the time and place have not otherwise been set in advance by the board of directors shall be sent by the Chairman through the secretary to the board of directors to each of the directors and the chairman of the supervisory committee by telex, telegram, facsimile, express delivery, registered mail or personal delivery not less than ten (10) days before such meeting.

(3) Notice shall be in Chinese and, where necessary, in English also and shall include an agenda of the meeting.

(4) An extraordinary board meeting may be held provided a notice is given by telephone, telegram or facsimile to all the directors at least eight(8) hours in advance.

Article 108 Meeting of the board of directors shall be held only if more than half of the directors are present.

Each director shall have one vote. A resolution of the board of directors must be passed by more than half of all the directors.

Where the number of votes cast for and against a resolution is equal, the Chairman of the board of directors shall have a casting vote.

Where a director is interested in any resolution proposed at a board meeting, such director shall not be present and shall not have a right to vote. Such director shall not be counted in the quorum of the relevant meeting.

Article 109 Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.

Article 110 Any regular or extraordinary meeting of the board of directors may be held by conference telephone or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other, and all such directors shall be deemed to be present in person at the meeting.

Article 111 In respect of any matter requiring the resolution of any extraordinary meeting of the board of directors, a resolution approved in writing by at least such number of directors as may be required pursuant to Article 102 of these articles of association after the proposed resolution has been reduced into writing and delivered to all directors, shall be deemed to be a valid resolution and a board meeting shall be dispensed with.

Article 112 Directors shall attend the meetings of directors in person. Where a director is unable to attend a meeting for any reason, he may appoint another director by a written power of attorney to attend the meeting on his behalf. The power of attorney shall set out the scope of the authorization.

A Director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

Article 113 The board of directors shall keep minutes of resolutions on matters discussed at meetings. The minutes shall be signed by the directors present at the meeting and the person who recorded the minutes. The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or these articles of association and results in the Company sustaining serious losses, the directors participating in the resolution are liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such director may be released from such liability.

Article 114 All the minutes of the meeting of the board of directors shall be kept in Chinese. All the minutes of the meeting shall be delivered to all the directors as soon as possible after the board meeting for them to review. Any director proposing to amend the minutes must submit his proposed amendments in the form of a written report to the chairman within six (6) working days of receiving such minutes.

Article 115 The Chairman and all the directors (proxies) present and the board secretary should sign the minutes of the meeting when it is approved after reviewing and a copy thereof shall be sent to each director in time.

Section 2 Independent Directors

Article 116 The Company shall have independent directors. The independent directors shall have no other position in the Company (other than as director of the Company), and shall not be in any relationship with the Company or its major shareholders that will impair their independent and objective judgment.

Article 117 An independent director shall meet the following requirements;

(1) is qualified to serve as director of a listed company according to the laws, administrative rules and other relevant rules of the jurisdiction where the Company's shares are listed;

(2) has basic knowledge of the operations of a listed company, and is well acquainted with relevant laws, administrative rules and other rules and regulations;

(3) has at least five years of experience in the legal or economic field, or other experience necessary for performance of his duties as an independent director;

(4) other conditions set forth in these articles of association.

Article 118 The following persons shall not be independent directors of the Company:

(1) persons who are employed by the Company or its subsidiaries, or direct and close relatives thereof (direct relatives mean spouses, parents, and offsprings, and close relatives include siblings, father-in-law and mother-in-law, daughter-in-law and son-in-law, brother-in-law and sister-in-law, and the siblings of the spouses);

(2) natural persons who hold directly or indirectly more than 1% of the Company's issued shares, or who are among the top ten shareholders of the Company, and direct relatives thereof;

(3) persons employed by company shareholders which hold directly or indirectly more than 5% of the issued shares of the Company or are among the top five shareholders of the Company, and direct relatives thereof;

(4) persons who fell under any of the above three categories in the past one year;

(5) persons who provide financial, legal or consultation services to the Company or any of its subsidiaries;

(6) other persons specified in these articles of association;

(7) other persons specified by the China's Securities Regulatory Commission.

Article 119 The independent directors owe a duty of fiduciary and diligence to the Company and its shareholders. They shall perform their duties in accordance with relevant laws and regulations and these articles of association, and shall protect the interests of the Company and prevent encroachment of the rights and interests of minority shareholders.

The independent directors shall perform their duties independently, and shall not be influenced by the major shareholders, actual controllers or other interested entities and individuals, and shall ensure that they have sufficient time and ability in efficiently discharging their duties.

The Company should make up for the required number of independent directors in accordance with the provisions if the independent directors do not satisfy the requirements of independence or they cannot perform their duties and functions as independent directors, resulting in insufficient number of independent directors as required.

Article 120 Nomination, Election and Replacement of Independent Directors:

(1) The board of directors, the supervisory committee, and shareholder(s) who alone or jointly with other persons hold(s) more than 5% of the issued shares of the Company shall have the right to nominate candidates as independent directors, and the nominated candidates shall become independent directors by election at a shareholders' general meeting.

(2) The nominator shall have the approval of the proposed candidate for the nomination before making a nomination. The nominator shall have adequate knowledge of the profession, education, professional title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment. Before the shareholders meeting for the election of independent directors, the Company's board of directors shall announce the above information in accordance with relevant provisions.

(3) Before convening the shareholders' general meeting for the election of independent directors, the Company shall submit the written opinion of the board, and relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company's shares are listed. Dissenting opinions of the board with regard to the nominees shall also be submitted. Nominees of independent directors objected by China Securities Regulatory Commission may be candidates of the directors of the Company but not as candidates of independent directors of the Company. At the shareholders' general meeting for the election of independent directors, the board of directors shall make clear whether the nominees of independent directors are objected to by China Securities Regulatory Commission.

(4) The term of office of the independent directors is the same as that of the other directors. Successive terms are allowed upon the expiration of the term, but may not be extended to more than 6 years.

(5) An independent director who fails to attend in person three consecutive board meetings shall be deemed as unable to perform his duties and shall be replaced upon the proposal of the board to the shareholders' general meeting. Independent directors shall not be dismissed without just cause before the expiration of his term, unless the above condition or any of the conditions specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special discloseable matter and shall give reasons for the dismissal. The independent director may make a public statement if he thinks that such a dismissal is without justification.

(6) Independent directors may resign before the expiration of their term. The resigning independent director shall submit written resignation to the board of directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company. In the event that due to the resignation of an independent director the number of independent directors falls below the required percentage, the resignation of such independent director shall be effective only after a new independent director has been appointed to fill up the vacancy.

Article 121 Rights and Obligations of Independent Directors:

(1) To facilitate the independent directors in performing their function more efficiently, the independent directors shall have the following special powers, in addition to having those powers granted by the Company Law and other relevant laws and regulations to directors:

(i) approve connected transactions the aggregate amount of which exceed 0.03% of the Company's tangible net assets before submission to the board for discussion. Before making the decision with respect to such transactions, the independent directors may engage the service of a professional institution to prepare independent financial adviser's reports as a basis for their decision;

(ii) propose to the board of directors with respect to engaging or disengaging accounting firms;

(iii) propose to the board of directors with respect to the convening of extraordinary shareholders' meetings;

(iv) propose the convening of board meetings;

(v) engage external auditing firms or consultancy firms;

(vi) publicly solicit and collect proxies before the convening of the shareholders' general meetings.

(2) The independent director shall obtain the consent of over half of the independent directors in exercising any of the above powers.

(3) If any of the above proposal has not been adopted or if any of the above powers cannot be exercised, the Company shall disclose the relevant information.

(4) Apart from the powers of an ordinary director and the special powers of an independent director, an independent director shall comply with all the obligations of a director set forth in these articles of association.

Article 122 The independent directors shall provide their opinions on all the important matters of the Company.

(1) In addition to the above obligation, the independent directors shall provide their independent opinions to the board of directors or the shareholders' general meeting on the following matters:

(i) nomination, appointment and removal of directors;

(ii) appointment and dismissal of senior administrative officers;

(iii) remuneration of directors and senior administrative officers;

(iv) newly occurred transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which exceeds 0.03% of the total tangible net assets of the Company, and whether the Company has taken effective measures to collect the amounts due;

(v) matters which may harm the interests of the minority shareholders;

(vi) other matters provided for in these articles of association.

(2) The independent directors shall choose to provide any of the following opinions in respect of the above matters:

(i) agree;

(ii) reserve opinion and the reasons therefor;

(iii) dissent and the reasons therefor;

(iv) unable to comment and the reasons therefor.

(3) If the matters concerned fall under those which require disclosure, the Company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.

Article 123 To ensure that the independent directors will be able to perform their duties efficiently, the Company shall provide the following to the independent directors:

(1) The Company shall ensure that the independent directors have the same right of access to information as its other directors. With regard to matters that require board decision, the Company shall serve notice on the independent directors in advance within the prescribed time, and provide sufficient materials. If the independent directors take the view that the materials are insufficient, they may request for supplementary information. When two or more independent directors take the view that the materials are insufficient or are inadequately explained, they may, in writing, jointly propose to the board for a postponement of the

board meeting or for a postponement of determination of the matters concerned. Such proposal shall be adopted by the board. Materials provided by the Company to the independent directors shall be kept by the Company and the independent directors for at least five years.

(2) The Company shall provide necessary working conditions to the independent directors for the performance of their duties. The secretary of the board shall give independent directors the necessary assistance liaising with and coordinating the work of the independent directors, including (but not limited to) briefing them on the status of the Company and providing them with the relevant materials. The secretary of the board shall be responsible for handling the disclosure matters in connection with any independent opinions, proposal or written explanatory statements made or given by the independent directors which shall be disclosed.

(3) The Company and its relevant personnel shall actively cooperate with the independent directors when the latter perform their duties and provide accurate information to the independent directors, and shall not refuse to do so, obstruct or interfere with the independent directors in discharging their duties or hide information from the independent directors.

(4) The expenses incurred as a result of the engagement by the independent directors of professional institutions because of the performance of their duties shall be borne by the Company.

(5) The Company shall pay subsidies to the independent directors. The rate of such subsidies shall be proposed by the board and then approved by the shareholders' general meeting. It shall also be disclosed in the Company's annual report.

Apart from the above subsidies, the independent directors shall not take any extra and undisclosed interests from the Company or from its major shareholders, interested parties and other persons.

Section 3 Special Committees of Board of Directors

Article 124 The Company may set up several special committees according to the resolutions of shareholders' general meeting (including strategy, audit, nomination, remuneration and evaluation committees). Members of these special committees shall all be directors, and in the audit committee, the remuneration committee and the evaluation committee, the independent directors shall form the majority and shall be responsible for convening the committee meetings. In the auditing committee at least one independent director shall be an accounting professional.

Article 125 The special committees may engage professionals for professional advice, and the expenses incurred shall be borne by the Company.

Article 126 The special committees are accountable to the board of directors, and the proposals made by each of the special committees shall be submitted to the board of directors for examination and decision.

Article 127 The chief powers and functions of each special committee shall be determined in accordance with the relevant regulations of the place where the Company is listed.

CHAPTER 12 SECRETARY OF THE BOARD OF DIRECTORS

Article 128 The Company shall have a secretary of the board of directors who shall be a senior administrative officer of the Company.

Article 129 The secretary of the Company's board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors. His primary responsibilities are to ensure that:

(1) the Company has complete organizational documents and records;

(2) the Company prepares and delivers in accordance with law those reports and documents required by competent authorities entitled thereto;

(3) the Company's registers of shareholders are properly maintained, and that persons entitled to the Company's records and documents are furnished with such records and documents without delay.

Article 130 A director or other senior administrative officer of the Company may hold the office of the secretary of the board of directors concurrently. However, president, chief financial officer and the accountant(s) of the certified public accountant firm appointed by the Company shall not act as the secretary of the board of directors.

Provided that where the officer of secretary is held concurrently by a director, and an act is required to be done by a director and a secretary separately, the person who holds the office of director and secretary may not perform the act in dual capacity.

CHAPTER 13 PRESIDENT

Article 131 The Company shall have one president, who shall be appointed and dismissed by the board of directors. The Company shall have a certain number of vice presidents who will assist the president in his work. The board of directors may decide that a member of the board of directors will concurrently act as the president.

Article 132 The president shall be accountable to the board of directors and exercise the following functions and powers:

(1) to be in charge of the Company's production, operation and management and to organize the implementation of the resolutions of the board of directors;

(2) to organize the implementation of the Company's annual business plan and investment plan;

(3) to draft plans for the establishment of the Company's internal management structure;

(4) to establish the Company's basic management system;

(5) to formulate basic rules and regulations for the Company;

(6) to propose the appointment or dismissal of the Company's vice president(s), the financial controller and other senior administrative officers appointed by the board of directors;

(7) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(8) other powers conferred by these articles of association and the board of directors.

Article 133 The president may be present at meetings of the board of directors. The president has no voting rights at the board meetings unless he is also a director.

Article 134 The president and vice presidents, in performing their functions and powers, shall act honestly and diligently and in accordance with the laws, administrative regulations, these articles of association and the requirements of the detailed rules of the president of the Company. The president and vice presidents shall not, in exercising their powers, vary the resolutions of shareholders' general meetings and those of the board of directors or exceed the scope of their authorities. In the event that the president and vice presidents violate any laws, regulations, and these articles of association resulting in losses to the Company, board of directors shall pursue their legal liabilities.

CHAPTER 14 SUPERVISORY COMMITTEE

Article 135 The Company shall have a supervisory committee.

Article 136 The supervisory committee shall be composed of five (5) supervisors. The number of supervisors must be odd number. Specific number of supervisors shall be determined by shareholders' general meeting. One of the members of the supervisory committee shall be the chairman. The term of office of supervisors shall be three (3) years renewable upon re-election and re-appointment. The chairman of the supervisory committee is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee.

Article 137 The supervisory committee shall comprise of representatives of shareholders and the Company's staff and workers. Two (2) of them shall be representatives of the staff and workers. Supervisors representing shareholders shall be elected by the shareholders' general meeting from the supervisory committee or from the candidates nominated by shareholders representing over 5% (including 5%) of shares of the Company. Notice of candidates and candidates' written agreement to accept the nomination shall be sent to the Company seven (7) days before the shareholders' general meeting.

Except those in the first supervisory committee and supervisors represented by representatives of staff and workers, supervisors must be elected by shareholders (including shareholders' proxies) representing half or more of the voting rights of the shareholders present at the shareholders' general meeting.

The shareholders' general meeting may by ordinary resolution remove any supervisor represented by a representative of shareholders before the expiration of his term of office (but without prejudice to such supervisor's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with, but the shareholders' general meeting may not remove the supervisor without just cause. Supervisors represented by representatives of staff and workers shall be elected and removed by the staff and workers of the Company democratically.

Article 138 The directors, president, vice presidents and financial controller shall not act concurrently as supervisors.

Article 139 Meetings of the supervisory committee shall be held at least once every six months, and shall be convened by the chairman of the supervisory committee. Notice of the meeting shall be sent to each supervisor in writing ten (10) days before the meeting. The notice shall include the date, place, duration, reasons and topics of the meeting and the date on which the notice is sent.

Article 140 The supervisory committee shall be accountable to the shareholders' general meeting and exercise the following functions and powers in accordance with law:

(1) to examine the Company's financial situation;

(2) to supervise the directors, president and other senior administrative officers to see whether they act in contradiction with the laws, administrative regulations and these articles of association;

(3) to demand rectification from a director, the president or any other senior administrative officers when the acts of such persons are harmful to the Company's interest;

(4) to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders' general meetings and, should any queries arise, to authorize, in the name of the Company, a re-examination by the public certified accountants and practising auditors of the Company;

(5) to propose to convene a shareholders' extraordinary general meeting;

(6) to represent the Company in negotiation with or bringing an action against a director;

(7) other functions and powers specified in these articles of association.

Members of the supervisory committee shall be present at meetings of the board of directors.

Other powers and functions of the supervisory committee shall be determined in accordance with the laws and regulations of the place where the Company is listed.

Article 141 Resolutions of the supervisory committee shall be passed by two thirds or more of all of its members.

Article 142 Method of discussion and voting procedures of the supervisory committee shall follow the Rules of Procedures of the supervisory committee.

Article 143 The supervisory committee meetings shall keep minutes. Supervisors present at the meeting and the person taking the minutes shall sign on the meeting minutes. Supervisors are entitled to make notes to the speech recorded in the minute book. The meeting minutes of supervisory committee shall be safely and properly kept as important file of the Company.

Article 144 All reasonable fees incurred in respect of the employment of professionals such as lawyers, certified public accountants or practising auditors as are required by the supervisory committee in exercising its functions and powers shall be borne by the Company.

Article 145 A supervisor shall carry out his duties honestly and faithfully in accordance with laws, administrative regulations and these articles of association.

CHAPTER 15 THE QUALIFICATIONS AND DUTIES OF THE DIRECTORS, SUPERVISORS, PRESIDENT AND OTHER SENIOR ADMINISTRATIVE OFFICERS OF THE COMPANY

Article 146 A person may not serve as a director, supervisor, president and any other senior administrative officer of the Company if any of the following circumstances apply:

(1) a person without capacity for civil conduct or with restricted capacity for civil conduct;

(2) a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been punished because of committing such offence; or who has been deprived of his political rights, in each case where less than five (5) years have elapsed since the date of the completion of implementation of his punishment;

(3) a person who is former director, factory manager or general manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and is personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of the company or enterprise;

(4) a person who is a former legal representative of a company or enterprise which had its business license revoked due to a violation of the law and who incurred personal liability, where less than three (3) years has elapsed since the date of the revocation of the business license;

(5) a person who has a relatively large amount of debts due and outstanding;

(6) a person who is under criminal investigation or prosecution by judicial organs for violation of the criminal law which is not yet concluded;

(7) a person who is not eligible for enterprise leadership according to laws and administrative regulations;

(8) a non-natural person;

(9) a person who is convicted of contravention of provisions of relevant securities regulations by a relevant competent authority, and such conviction involves a finding that he has acted fraudulently or dishonestly, where less than five (5) years has elapsed since the date of the conviction.

Article 147 The validity of an act of a director, president or other senior administrative officer on behalf of the Company is not, vis-a-vis a bona fide third party, affected by any irregularity in his office, election or any defect in his qualification.

Article 148 In addition to the obligations imposed by laws, administrative regulations or required by the listing rules of the stock exchange on which shares of the Company are listed, each of the Company's directors, supervisors, president and other senior administrative officers owes a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to him:

(1) not to cause the Company to exceed the scope of business stipulated in its business license;

(2) to act honestly in the best interests of the Company;

(3) not to expropriate in any guise the Company's property, including (without limitation) usurpation of opportunities advantageous to the Company;

(4) not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save pursuant to a restructuring of the Company submitted to shareholders for approval in accordance with these articles of association.

Article 149 Each of the Company's directors, supervisors, president and other senior administrative officers owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Company's directors (including those intending to act as independent directors) shall take an active part in training in order to understand the rights, obligations and responsibilities as directors, learn about relevant laws and regulations and master relevant knowledge required of a director.

Article 150 Each of the Company's directors, supervisors, president and other senior administrative officers shall exercise his powers or carry on his duties in accordance with the principle of fiduciary; and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation) discharging the following obligations:

(1) to act honestly in the best interests of the Company;

(2) to exercise powers within the scope of his powers and not to exceed those powers;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in general meeting, not to delegate the exercise of his discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) except in accordance with these articles of association or with the informed consent of shareholders given in general meeting, not to enter into any contract, transaction or agreement with the Company;

(6) without the informed consent of shareholders given in general meeting, not to use the Company's property for his own benefit;

(7) not to exploit his position to accept bribes or other illegal income or expropriate the Company's property by any means, including (without limitation) opportunities advantageous to the Company;

(8) without the informed consent of shareholders given in general meeting, not to accept commissions in connection with the Company's transactions;

(9) to abide by these articles of association, execute his official duties faithfully and protect the Company's interests, and not to exploit his position and power in the Company to advance his own private interests;

(10) not to compete with the Company in any way unless with the informed consent of shareholders given in general meeting;

(11) not to misappropriate the Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of the Company's assets and not to provide a guarantee for debts of a shareholder of the Company or other individual(s) with the Company's assets;

(12) unless otherwise permitted by informed shareholders in general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of the Company, save that disclosure of such information to the court or other governmental authorities is permitted if:

(i) disclosure is made under compulsion of law;

(ii) the interests of the public require disclosure;

(iii) the interest of the relevant director, supervisor, president or other senior administrative officers require disclosure.

Article 151 Each director, supervisor, president or other senior administrative officer of the Company shall not cause the following persons or institutions ("associates") to do what he is prohibited from doing:

(1) the spouse or minor child of that director, supervisor, president or other senior administrative officer;

(2) a person acting in the capacity of trustee of that director, supervisor, president or other senior administrative officer or any person referred to in the preceding sub-paragraph (1);

(3) a person acting in the capacity of partner of that director, supervisor, president or other senior administrative officer or any person referred to in sub-paragraphs (1) and (2) of this Article;

(4) a company in which that director, supervisor, president or other senior administrative officer, alone or jointly with one or more persons referred to in sub-paragraph (1), (2) and (3) of this Article and other directors, supervisors, president and other senior administrative officers have a defacto controlling interest;

(5) the directors, supervisors, president and other senior administrative officers of the controlled company referred to in the preceding sub-paragraph (4).

Article 152 The fiduciary duties of the directors, supervisors, president and other senior administrative officers of the Company do not necessarily cease with the termination of their tenure. The duty of confidence in relation to trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and the Company are terminated.

Article 153 Subject to Article 56, a director, supervisor, president or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.

Article 154 Where a director, supervisor, president or other senior administrative officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors.

Unless the interested director, supervisor, president or other senior administrative officer discloses his interests in accordance with this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the interested director, supervisor, president or other senior administrative officer is not counted in the quorum and refrains from voting, a contract, transaction or arrangement in which that director, supervisor, president or other senior administrative officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested director, supervisor, president or other senior administrative officer. For the purposes of this Article, a director, supervisor, president or other senior administrative officer of the Company is deemed to be interested in a contract, transaction or agreement in which an associate of him is interested.

Article 155 Where a director, supervisor, president or other senior administrative officer of the Company gives to the board of directors a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company.

Article 156 The Company shall not in any manner pay taxes for or on behalf of a director, supervisor, president or other senior administrative officer.

Article 157 The Company shall not directly or indirectly make a loan to or provide any guarantee in connect with the making of a loan to a director, supervisor, president or other senior administrative officer of the Company or of the Company's holding company or any of their respective associates. However, the following transactions are not subject to such prohibition:

(1) the provision by the Company of a loan or a guarantee of a loan to a company which is a subsidiary of the Company;

(2) the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its directors, supervisors, president and other senior administrative officers to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in general meeting;

(3) the Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors, supervisors, president and other senior administrative officers or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of the Company includes the lending of money or the giving of guarantees.

Article 158 A loan made by the Company in breach of Article 157 shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

Article 159 A guarantee for repayment of loan provided by the Company in breach of Article 157 shall not be enforceable against the Company, unless:

(1) the guarantee was provided in connection with a loan to an associate of any of the directors, supervisors, president and other senior administrative officers of the Company or of the Company's holding company and at the time the loan was advanced the lender did not know the relevant circumstances; or

(2) the collateral provided by the Company has been lawfully disposed of by the lender to a bona purchaser.

Article 160 For the purpose of the foregoing provisions of this Chapter, a "guarantee" includes an undertaking or property provided to secure the performance of obligations by the obligor.

Article 161 In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, president or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1) claim damages from the director, supervisor, president or other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

(2) rescind any contract or transaction entered into by the Company with the director, supervisor, president or other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such director, supervisor, president or other senior administrative officer);

(3) demand an account of the profits made by the director, supervisor, president or other senior administrative officer in breach of his duties;

(4) recover any monies received by the director, supervisor, president or other senior administrative officer to the use of the Company, including (without limitation) commissions; and

(5) demand payment of the interest earned or which may have been earned by the director, supervisor, president or other senior administrative officer on the monies that should have been paid to the Company.

Article 162 The Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a director or supervisor wherein his emoluments are stipulated. The aforesaid emoluments include:

(1) emoluments in respect of his service as director, supervisor or senior administrative officer of the Company;

(2) emoluments in respect of his service as director, supervisor or senior administrative officer of any subsidiary of the Company;

(3) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries;

(4) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the matters mentioned in this Article.

Article 163 The contract concerning the emoluments between the Company and its directors or supervisors should provide that in the event of a takeover of the Company, the Company's directors and supervisors shall, subject to the prior approval of the shareholders in general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. A takeover of the Company referred to in this paragraph means any of the following:

(1) an offer made by any person to the general body of shareholders;

(2) an offer made by any person with a view to the offeror becoming a "controlling shareholder" within the meaning of Article 57.

If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of the said offer made. The expense incurred in distributing that sum pro rata amongst those persons shall be borne by the relevant director or supervisor and not paid out of that sum.

Article 164 With the approval of shareholders' general meeting, the Company may buy liability insurance for directors, supervisors, president and other senior administrative officers of the Company with the exception of those liabilities resulting from violation of laws, regulations and these articles of association.

CHAPER 16 FINANCIAL AND ACCOUNTING SYSTEMS AND PROFIT DISTRIBUTION

Article 165 The Company shall establish its financial and accounting systems and internal audit system in accordance with laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

Article 166 At the end of each fiscal year, the Company shall prepare a financial report, which shall be examined and verified as provided by law.

The Company's financial reports shall include the following accounting statements and schedules:

(1) balance sheet;

(2) profit and loss statement;

(3) statement of financial changes;

(4) explanation of financial conditions;

(5) profit distribution statement.

Article 167 The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by the Company.

Article 168 The Company's financial reports shall be made available for shareholders' inspection at the Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said report not later than twenty-one (21) days before the date of every annual general meeting of shareholders.

Article 169 The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.

Article 170 Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the overseas place where the Company's shares are listed.

Article 171 The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.

Article 172 The Company shall not keep accounts other than those provided by law.

Article 173 The Company shall implement an internal auditing system, and establish an internal auditing organization or provide internal auditing personnel to undertake the internal auditing and supervision over the Company's income and expenses and other economic activities under the leadership of the supervisory committee.

Article 174 The Company's after-tax profit shall be allocated in accordance with the following order:

(1) making up for losses;

(2) allocation to the statutory common reserve fund;

(3) allocation to the statutory common welfare fund;

(4) allocation to the discretionary common reserve fund;

(5) payment of dividends in respect of ordinary shares.

The board of directors shall, in accordance with the laws and administrative regulations of the State (if any) and the Company's operation and development requirements, determine the detail proportions of profit distributions in items (3) to (5) above and submit its determination to the shareholders' general meeting for approval.

Article 175 Capital common reserve fund includes the following items:

(1) premium on shares issued at a premium price;

(2) any other income designated for the capital common reserve fund by the regulations of the finance regulatory department of the State Council.

Article 176 The common reserve fund of the Company shall be applied to the following purposes:

making up losses, expansion of the Company's production and operation, or increase of the Company's capital.

When the Company converts its common reserve fund into its capital upon a resolution adopted in shareholders' general meeting, the Company shall either distribute new shares in proportion to the shareholders' number of shares, or increase the par value of each share, provided, however, that when the statutory common reserve fund is converted to capital, the balance of the statutory common reserve fund may not fall below 25 per cent of the registered capital.

The Company's statutory common welfare fund is used for the collective welfare of the Company's staff and workers.

Article 177 Dividends shall be distributed in accordance with the proportion of shares held by shareholders.

Unless otherwise resolved by the shareholders' general meeting, the Company apart from distributing annual dividends, may by its board of directors acting under the power conferred by the shareholders' general meeting, distribute interim dividends. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50 per cent of the distributable profits as stated in the interim profits statement of the Company.

Article 178 The Company may distribute dividends in the following manner:

(1) cash;

(2) shares.

Article 179 The Company shall, in accordance with the People's Republic of China's tax law, withhold and make payments on behalf of shareholders in respect of their tax payable on their dividends income.

Article 180 The Company shall appoint on behalf of the holders of the Overseas-Listed Foreign-Invested Shares receiving agents to receive on behalf of such shareholders dividends declared and all other monies owing by the Company in respect of their shares. The receiving agents appointed by the Company shall comply with the relevant requirements of the law of the place and relevant regulations of the stock exchange where the Company's shares are listed. The receiving agents appointed on behalf of holders of H Shares shall be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Article 181 Dividends or other payments declared by the Company to be payable to holders of Domestic-Invested Shares shall be declared and calculated in Renminbi, and paid in Renminbi; and those payable to holders of Foreign-Invested Shares shall be declared and calculated in Renminbi, and paid in the local currency at the place where such Foreign-Invested Shares are listed (if there is more than one place of listing, then the principal place of listing as determined by the board of directors).

The conversion formula of foreign currency is as follows:

Conversion price of dividends and other sums to holders in foreign currency=dividends and other sums to holders in Renmibi/(to be divided by) the average closing rate for the relevant foreign currency announced by the Peoples' Bank of China for the week prior to the announcement of the payment of dividend or other sums.

CHAPTER 17 APPOINTMENT OF ACCOUNTANT FIRM

Article 182 The Company shall appoint an independent firm of accountants, which is qualified under the relevant regulations of the State to audit the Company's annual report and review the Company's other financial reports.

The first accountant firm of the Company may be appointed by the inaugural meeting of the Company before the first annual general meeting and the accountant firm so appointed shall hold office until the conclusion of the annual general meeting.

If the inaugural meeting fails to exercise its powers under the preceding paragraph, those powers shall be exercised by the board of directors.

Article 183 The accountant firm appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders until the conclusion of the next annual general meeting of shareholders.

Article 184 The accountant firm appointed by the Company shall have the following rights:

(1) A right of access at any time to the books and records and vouchers of the Company, and shall be entitled to require from the director, supervisor, president or other senior administrative officers of the Company any relevant information and explanation;

(2) A right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the purpose of discharging its duties;

(3) A right to attend shareholders' general meetings and to receive all notices of, and other communications relating to, any shareholders' general meeting which any shareholder is entitled to receive, and to speak at any shareholders' general meeting in relation to matters concerning its role as the Company's accountant firm.

Article 185 Before the convening of the shareholders' general meeting, the board of directors may fill any casual vacancy in the office of an accountant firm, but while any such vacancy continues, the surviving or continuing firms, if any, may act.

Article 186 The shareholders in general meeting may by ordinary resolution remove an accountant firm before the expiration of its term of office, notwithstanding the stipulations in the contract between the Company and the firm, but without prejudice to the firm's right to claim, if any, for damages in respect of such removal.

Article 187 The remuneration of an accountant firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting. The remuneration of an accountant firm appointed by the board of directors shall be determined by the board of directors.

Article 188 The Company's appointment of, removal of and non-reappointment of an accountant firm shall be resolved upon by shareholders in general meeting. The resolution of the shareholders' general meeting shall be filed with the securities governing authority of the State Council.

Where it is proposed that any resolution be passed at a shareholders' general meeting concerning the appointment of an accountant firm which is not an incumbent firm to fill a casual vacancy in the office of the accountant firm; re-appointment of a retiring accountant firm which was appointed by the board of directors of the Company to fill a casual vacancy; or removal of the accountant firm before the expiration of its term of office, the following provisions shall apply:

(1) A copy of the proposal shall be sent before notice of meeting is given to the shareholders to the firm proposed to be appointed or proposing to leave its post or the firm, which has left its post in the relevant fiscal year (leaving includes leaving by removal, resignation and retirement).

(2) If the firm leaving its post makes representations in writing and requests the Company to notify such representations to the shareholders, the Company shall (unless the representations are received too late):

    (i) in any notice of the resolution given to shareholders, state the fact of the representations having been made; and

    (ii) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in these articles of association.

(3) If the firm's representations are not sent in accordance with the preceding sub-paragraph (2), the relevant firm may (in addition to its right to be heard) require that the representations be read out at the meeting.

(4) An accountant firm which is leaving its post shall be entitled to attend:

    (i) the shareholders' general meeting at which its term of office would otherwise have expired;

    (ii) any shareholders' general meeting at which it is proposed to fill the vacancy caused by its removal; and

    (iii) any shareholders' general meeting convened on its resignation;

    and to receive all notice of, and other communications relating to, any such meetings, and to speak at any such meeting in relation to matters concerning its role as the former accountant firm of the Company.

Article 189 Prior to the removal or the non-renewal of the appointment of the accountant firm, notice of such removal or non-renewal shall be given to the accountant firm and such firm shall be entitled to make representation at the shareholders' general meeting. Where the accountant firm resigns its post, it shall make clear to the shareholders' general meeting whether there has been any impropriety on the part of the Company.

An accountant firm may resign its office by depositing at the Company's legal address a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice and such notice shall include the following:

(1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company;

(2) a statement of any such circumstances.

Where a notice is deposited under the preceding subparagraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding subparagraph (2), a copy of such statement shall be placed at the Company for shareholders' inspection. The Company should also send a copy of such statement by prepaid mail to every holder of Overseas-Listed Foreign-Invested Shares at the address registered in the register of shareholders.

Where the accountant firm's notice of resignation contains a statement of any circumstance which should be brought to the notice of the shareholders or creditors of the Company, it may require the board of directors to convene a shareholders' extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

CHAPTER 18 INSURANCE

Article 190 The types of coverage, the insured amounts and periods of the Company's insurance shall be decided at a meeting of the board of directors based on the circumstances of the Company and the practices of similar industries in other countries and the practice and legal requirements in China.

CHAPTER 19 LABOUR AND PERSONNEL MANAGEMENT SYSTEMS

Article 191 The Company shall, in accordance with the relevant provisions of the Labor Law of People's Republic of China and other relevant laws or regulations of the State, formulate its labor and personnel management systems, which shall be appropriate to its particular circumstances.

CHAPTER 20 TRADE UNION

Article 192 The Company shall establish trade union organizations and organize staff and workers to carry out trade union activities in accordance with the Trade Union Law of the People's Republic of China.

The Company shall allocate funds to the trade union in accordance with the Trade Union Law of the People's Republic of China. Such fund shall be used by the trade union of the Company in accordance with the "Measures for the Management of trade Union Funds" formulated by the All China Federation of Trade Unions.

CHAPTER 21 MERGER AND DIVISION OF THE COMPANY

Article 193 In the event of the merger or division of the Company, a plan shall be presented by the Company's board of directors and shall be approved in accordance with the procedures stipulated in these articles of association and then the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire that dissenting shareholder's shareholding at a fair price. The contents of the resolution of merger or division of the Company shall be made into special documents for shareholders' inspection.

Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

Article 194 The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company's resolution to merge and shall publish a public notice in a newspaper at least three times within thirty (30) days of the date of the Company's resolution to merge. A creditor has the right within thirty (30) days of receiving such notice from the Company or, for creditors who do not receive the notice, within ninety (90) days of the date of the first public notice, to demand that the Company repay its debts to that creditor or provide a corresponding guarantee for such debt. Where the company fails to repay its debts or provide corresponding guarantees for such debts, it may not be merged.

At the time of merger, rights in relation to debtors and indebtedness of each of the merged parties shall be assumed by the company which survives the merger or the newly established company.

Article 195 When the Company is divided, its assets shall be spilt up accordingly.

In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company's resolution to divide and shall publish a public notice in a newspaper at least three times within thirty (30) days of the date of the Company's resolution to divide. A creditor has the right within thirty (30) days of receiving such notice from the Company or, for creditors who do not receive the notice, within ninety (90) days of the date of the first public notice to demand that the Company repay its debts to that creditor or provide a corresponding guarantee for such debt. Where the Company fails to repay its debts or provide corresponding guarantees for such debts, it may not be divided.

Debts of the Company prior to division are assumed by the post-division companies in accordance with the agreements entered into.

Article 196 When the Company merges or divides and there is a change in any item in its registration, the Company shall change its registration with the company's registration authority in accordance with the law. When the Company dissolves, the Company shall cancel its registration in accordance with the law. When a new company is established, its establishment shall be registered in accordance with the law.

CHAPTER 22 DISSOLUTION AND LIQUIDATION

Article 197 The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

(1) a resolution for dissolution is passed by shareholders at a general meeting;

(2) dissolution is necessary due to a merger or division of the Company;

(3) the Company is legally declared insolvent due to its failure to repay debts due; and

(4) the Company is ordered to close down because of its violation of laws and administrative regulations.

Article 198 A liquidation group shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1) of the preceding Article, and the composition of the liquidation group of the Company shall be determined by an ordinary resolution of shareholders in general meeting. If a liquidation group to carry out liquidation procedures is not set up within the specified time limit, the creditors may apply to the People's court to have it designate relevant persons to form a liquidation group in order to carry out liquidation procedures.

Where the Company is dissolved under sub-paragraph (3) of the preceding Article, the People's Court shall in accordance with provisions of relevant laws organize the shareholders, relevant organizations and relevant professional personnel to establish a liquidation group to carry out liquidation procedures.

Where the Company is dissolved under sub-paragraph (4) of the preceding Article, the relevant governing authorities shall organize the shareholders, relevant organizations and professional personnel to establish a liquidation group to carry out liquidation procedures.

Article 199 Where the board of directors proposes to liquidate the Company due to causes other than where the Company has declared that it is insolvent, the board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in general meeting for the liquidation of the Company, all functions and powers of the board of directors shall cease.

The liquidation group shall act in accordance with the instructions of the shareholders' general meeting to make a report at lease once every year to the shareholders' general meeting on the committee's receipts and payments, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders' general meeting on completion of the liquidation.

Article 200 The liquidation group shall within ten (10) days of its establishment send notice to creditors, and within sixty (60) days of its establishment publish a public notice in a newspaper at least three times. A creditor shall within thirty (30) days of receiving notice, or for creditors who do not receive notice, within ninety (90) days of the date of the first public notice, report its creditors' rights to the liquidation group.

When reporting creditors' rights, the creditor shall provide an explanation of matters relevant to the creditor's rights and shall provide materials as evidence. The liquidation group shall carry out registration of creditors' rights.

Article 201 During the liquidation period, the liquidation group shall exercise the following functions and powers:

(1) to sort out the Company's assets and prepare a balance sheet and an inventory of assets respectively;

(2) to send notices to creditors or notify them by public notice;

(3) to dispose of and liquidate any relevant unfinished business matters of the Company;

(4) to pay all outstanding taxes;

(5) to settle claims and debts;

(6) to deal with the assets remaining after the Company's debts have been repaid;

(7) to represent the Company in any civil litigation proceedings.

Article 202 After sorting out the Company's assets and the preparation of the balance sheet and an inventory of assets, the liquidation group shall formulate a liquidation plan and represent it to a shareholders' general meeting or to the relevant governing authority for confirmation.

To the extent that the Company is able to repay its debts, it shall, in the following order, pay: the liquidation expenses, wages of staff and workers, labor insurance fees, outstanding taxes, and the Company's debts.

The remaining assets of the Company after its debts have been repaid in accordance with the provisions of the preceding paragraph shall be distributed to its shareholders according to the proportion of their shareholdings.

During the liquidation period, the Company shall not commence any new operational activities.

Article 203 If after putting the Company's assets in order and preparing a balance sheet and an inventory of assets in connection with the liquidation of the Company resulting from dissolution, the liquidation group discovers that the Company's assets are insufficient to repay the Company's debts in full, the liquidation group shall immediately apply to the People's Court for a declaration of insolvency.

After a Company is declared insolvent by a ruling of the People's Court, the liquidation group shall turn over liquidation matters to the People's Court.

Article 204 Following the completion of liquidation, the liquidation group shall present a report on liquidation and prepare a statement of the receipts and payments during the period of liquidation and financial books and records which shall be audited by Chinese registered accountants and submitted to the shareholders' general meeting or the relevant governing authority for confirmation.

The liquidation group shall within thirty (30) days after such confirmation, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public notice relating to the termination of the Company.

CHAPTER 23 PROCEDURES FOR AMENDMENT OF THE ARTICLES OF ASSOCIATION

Article 205 The Company may amend its articles of association in accordance with the requirement of laws, administrative regulations and the Company's articles of association.

Article 206 The amendment to the Company's article of association involving the contents of the Mandatory Provision shall become effective upon approvals by the companies approving department authorized by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for registration of the changes in accordance with law.

CHAPTER 24 SETTLEMENT OF DISPUTES

Article 207 The Company shall act according to following principles to settle disputes:

(1) Whenever any disputes or claims arising between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign-Invested Shares and the Company's directors, supervisors, president or other senior administrative officers; or holders of the Overseas-Listed Foreign-Invested Shares and holders of Domestic-Invested Shares, based on these articles of association or any rights or obligations conferred or imposed by the Company Law or any other relevant PRC laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration.

Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall abide by the arbitration provided that such person is the Company or the Company's shareholder, director, supervisor, president or other senior administrative officer.

Disputes in relation to the definition of shareholders and disputes in relation to the shareholders' register need not be resolved by arbitration.

(2) A claimant may elect arbitration at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

(3) If any disputes or claims of rights are settled by way of arbitration in accordance with sub-paragraph (1) of this Article, the laws of the People's Republic of China shall apply, save as otherwise provided in laws and administrative regulations.

(4) The award of an arbitration body shall be final and conclusive and binding on all parties.

CHAPTER 25 NOTICE

Article 208 When a notice is sent by mail, address should be clearly written with postage prepaid. The notice shall be sent in an envelope and shall be deemed to have been received by shareholders forty-eight (48) hours after being sent.

Article 209 Any notice, document, material or written statement of shareholders or directors may be sent to the Company by personal delivery or by registered mail to the domicile of the Company.

Article 210 In order to prove that shareholders or directors have already sent the notice, document, material or written statement, they should provide evidence to prove that such notice, document, material or written statement have been sent within the prescribed time in the normal way of sending with postage prepaid to the correct address of the Company.

CHAPTER 26 DEFINITION AND INTERPRETATION OF THESE ARTICLES OF ASSOCIATION

Article 211 The board of directors is responsible for the interpretation of these articles of association. Uncovered matters in these articles of association shall be settled by special resolutions that board of directors proposes for shareholders' general meeting to adopt.

Article 212 In these articles of association, the following terms have the following meanings:

These articles of association	refers to the articles of association of the Company currently effective.
Board of directors	refers to the board of directors of the Company.
China	refers to the People's Republic of China.
Renminbi	refers to the legal tender of China.
Seal	refers to the ordinary seal the Company uses from time to time and the official seal of the Company (if any) that the Company maintains or one of the two depending upon the circumstances.

Article 213 In these articles of association, a sum and above include such sum while more than a sum or less than a sum does not include such a sum.

Article 214 In these articles of association, the meaning of an accountant firm is the same as that of "auditors".

中國南方航空股份有限公司
China Southern Airlines Company Limited
(於中華人民共和國註冊成立之股份有限公司)

公司章程

中國南方航空股份有限公司章程

(本章程於一九九七年四月十八日和一九九七年五月二十二日由臨時股東大會特別決議批准並於一九九八年六月十五日和一九九九年六月十五日年度股東大會及二零零二年三月二十六日臨時股東大會修訂)

目 錄

中國南方航空股份有限公司章程

第一章　總　則

第一條　公司是依照《中華人民共和國公司法》(簡稱《公司法》)、《國務院關於股份有限公司境外募集股份及上市的特別規定》(簡稱《特別規定》)和國家其它有關法律、行政法規成立的股份有限公司

公司經中華人民共和國國家經濟體制改革委員會在1994年12月31日批准，並有批文【1994】第139號證明，以發起方式設立，於1995年3月25日在中國國家工商行政管理局註冊登記，取得公司營業執照，公司營業執照號碼為：1000001001760

第二條　公司的發起人為：南航集團公司(現更名為：南方航空(集團)公司)

公司註冊名稱：中文：中國南方航空股份有限公司
英文：CHINA SOUTHERN AIRLINES COMPANY LIMITED

第三條　公司住所：　中國廣東省廣州市白雲國際機場
電　　話：　(020) 86123303
傳　　真：　(020) 86644623

第四條　公司的法定代表人是公司董事長。

第五條　公司是永久存續的股份有限公司。

第六條　公司依據《公司法》、《特別規定》、《到境外上市公司章程必備條款》(簡稱「必備條款」)和國家其他有關法律、行政法規的規定，對公司章程進行修改。

第七條　原公司章程已在中國國家工商行政管理局完成登記手續。

公司應當在法律、法規規定的期限內辦理修改公司章程所引起的法定登記事項的變更登記。

第八條　公司章程自生效之日起，即成為規範公司的組織與行為、公司與股東之間、股東與股東之間權利義務的，具有法律約束力的文件。

第九條　本章程對公司及其股東、董事、監事、總經理和其他高級管理人員均有約束力；前述人員均可以依據本章程提出與公司事宜有關的權利主張。

股東可以依據本章程起訴公司；公司可以依據本章程起訴股東；股東可以依據本章程起訴股東；股東可以依據本章程起訴公司董事、監事、總經理和其他高級管理人員。

前款所稱起訴，包括向法院提起訴訟或者向仲裁機構申請仲裁。

第十條　公司可以向其他有限責任公司、股份有限公司投資，並以該出資額為限對所投資公司承擔責任。

經國務院授權的公司審批部門批准，公司可以根據經營管理的需要，按照《公司法》第十二條第二款所述之控股公司運作。

第十一條　在遵守中國適用法律、法規的規定下，公司擁有融資或借款權，包括(但不限於)發行公司債券、抵押或者質押公司部份或者全部業務、財產及中國法律、行政法規允許的其他權利。

第十二條　本章程所稱其他高級管理人員是指公司的副總經理、財務總監、董事會秘書、總經濟師、總工程師、總飛行師。

第二章　經營宗旨和範圍

第十三條　公司的經營宗旨為：(i)引進國內外資金；(ii)協助發展中國的航空事業；(iii)促進中國國民經濟的發展；(iv)利用股份制改造的激勵機制；(v)借鑒國內外其他公司的先進管理經驗；(vi)不斷改善公司的管理；(vii)增強公司的市場競爭能力；(viii)為公司帶來經濟及社會收益；及(ix)為公司股東帶來穩定的收入。

第十四條　公司的經營範圍應與國家有關主管部門批准的經營範圍一致，並且不得超出該批准的範圍 。

公司的經營範圍包括：(i)提供國內、地區和國際定期及不定期航空客、貨、郵、行李運輸服務；(ii)提供通用航空服務；(iii)提供航空器維修服務；(iv)經營國內外航空公司的代理業務；(v)提供航空配餐服務；及(vi)進行其他航空業務及相關業務，包括為該等業務進行廣告宣傳。

第十五條　公司可以根據自身的發展能力，經股東大會的特別決議通過並報國家主管機構批准，調整公司的經營範圍或投資方向、方法等。

第十六條　公司經有關部門批准後，可在中國及其他國家或地區成立附屬公司，分支及辦事機構(不論是全資擁有與否)以配合業務發展，從而達到發展壯大公司的目的。

第三章　股份和註冊資本

第十七條　公司在任何時候均設置普通股；公司根據需要，經國務院授權的公司審批部門批准，可以設置其他種類的股份。

第十八條　公司發行的股票，均為有面值股票，每股面值人民幣一元。

前款所稱人民幣，是指中華人民共和國的法定貨幣。

第十九條　經國務院證券主管機構批准，公司可以向境內投資人和境外投資人發行股票。

前款所稱境外投資人是指認購公司發行股份的外國和香港、澳門、台灣地區的投資人；境內投資人是指認購公司發行股份的除前述地區以外的中華人民共和國境內的投資人。

第二十條　公司向境內投資人發行的以人民幣認購的股份，稱為內資股。公司向境外投資人發行的以外幣認購的股份，稱為外資股。外資股在境外上市的，稱為境外上市外資股。

前款所述外幣是指國家外滙主管部門認可的，可以用來向公司交付股款的人民幣以外的其他國家或者地區的法定貨幣。

第二十一條　公司發行的內資股，簡稱為A股。公司發行在香港上市的境外上市外資股，簡稱為H股。H股指經批准在香港聯合交易所有限公司(簡稱「香港聯交所」)上市，以人

民幣標明股票面值，以港幣認購和進行交易的股票。H股亦可以美國存托憑證形式在美國境內的交易所上市。公司發行的股票包括內資股和境外上市外資股，均為普通股。

第二十二條 經國務院證券委員會批准，公司已發行的股份總數為3,374,178,000股普通股，其中：(a)2,200,000,000股A股已於公司設立時發行並由公司發起人全部認購；(b)1,174,178,000股H股已在公司首次增資發行時由境外投資人認購，其中包括超額配售部份。

公司成立後首次增資發行的普通股為1,174,178,000股H股，佔公司已發行股本總額的34.8%。公司經前述增資發行股份後的股本結構為：(a)發起人持有2,200,000,000股A股，佔股本總額的65.2%；及(b)境外投資人持有1,174,178,000股H股，佔股本總額的34.8%。

第二十三條 經國務院證券主管機構批准的公司發行境外上市外資股和內資股的計劃，公司董事會可以作出分別發行的實施安排。

公司依照前款規定分別發行境外上市外資股和內資股的計劃，可以自國務院證券主管機構批准之日起15個月內分別實施。

第二十四條 公司在發行計劃確定的股份總數內，分別發行境外上市外資股和內資股的，應當分別一次募足；有特殊情況不能一次募足的，經國務院證券主管機構批准，也可以分次發行。

第二十五條 公司註冊資本為人民幣3,374,178,000元。

公司以其全部資產對公司債務承擔責任，股東以其所持的股份為限對公司承擔責任。

第二十六條 公司根據經營和發展的需要，可以按照本章程的有關規定批准增加資本。公司增加資本可以採取下列方式：

(一) 向非特定投資人募集新股；

(二) 向現有股東配售新股；

（三） 向現有股東派送新股；

（四） 法律、行政法規許可的其它方式。

公司增資發行新股，按照本章程的規定批准後，根據國家有關法律、行政法規規定的程序辦理。

第二十七條 除法律、行政法規另有規定外，公司股份可以自由轉讓，並不附帶任何留置權。

第四章 減資和購回股份

第二十八條 根據公司章程的規定，公司可以減少其註冊資本。

第二十九條 公司減少註冊資本時，必須編製資產負債表及財產清單。

公司應當自作出減少註冊資本決議之日起十日內通知債權人，並於三十日內在報紙上至少公告三次。債權人自接到通知書之日起三十日內，未接到通知書的自第一次公告之日起九十日內，有權要求公司清償債務或者提供相應的償債擔保。

公司減少資本後的註冊資本，不得低於法定的最低限額。

第三十條 公司在下列情況下，經本章程規定的程序通過，報國家有關主管機構批准，可購回其發行在外的股份；

（一） 為減少公司資本而註銷股份；

（二） 與持有公司股票的其他公司合併；

（三） 法律、行政法規許可的其他情況。

第三十一條 公司經國家有關主管機構批准，購回股份，可以下列方式之一進行：

（一） 向全體股東按照相同比例發出購回要約；

（二） 在證券交易所通過公開交易方式購回；

（三） 在證券交易所外以協議方式購回。

第三十二條　公司在證券交易所外以協議方式購回股份時，應當事先經股東大會按本章程的規定批准。經股東大會以同一方式事先批准，公司可以解除或者改變經前述方式已訂立的合同，或者放棄其合同中的任何權利。

前款所稱購回股份的合同，包括(但不限於)同意承擔購回股份的義務和取得購回股份權利的協議。

公司不得轉讓購回其股份的合同或者合同中規定的任何權利。

第三十三條　公司依法購回股份後，應當在法律、行政法規規定的期限內，註銷該部份股份，並向原公司登記機關申請辦理註冊資本變更登記。

被註銷的票面總值應當從公司的註冊資本中核減。

第三十四條　除非公司已經進入清算階段，公司購回其發行在外的股份，應當遵守以下規定：

(一)　公司以面值價格購回股份的，其款項應當從公司的可分配利潤帳面餘額、為購回舊股而發行的新股所得中減除；

(二)　公司以高於面值價格購回股份的，相當於面值的部份從公司的可分配利潤帳面餘額、為購回舊股而發行的新股所得中減除；高出面值的部份，按照下述辦法辦理：

1. 購回的股份是以面值價格發行的，從公司的可分配利潤帳面餘額中減除；

2. 購回的股份是以高於面值的價格發行的，從公司的可分配利潤帳面餘額、為購回舊股而發行的新股所得中減除；但是從發行新股所得中減除的金額，不得超過購回的舊股發行時所得的溢價總額，也不得超過購回時公司溢價帳戶(或資本公積金帳戶)上的金額(包括發行新股的溢價金額)；

(三)　公司為下列用途所支付的款項，應當從公司的可分配利潤中支出；

1. 取得購回其股份的購回權；

2. 變更購回其股份的合同；

3. 解除其在購回合同中的義務。

(四) 被註銷股份的票面總值根據有關規定從公司的註冊資本中核減後，從可分配的利潤中減除的用於購回股份面值部份的金額，應當計入公司的溢價帳戶(或資本公積金帳戶)中。

第五章 購買公司股份的財務資助

第三十五條 公司或其子公司在任何時候均不應當以任何方式，對購買或者擬購買公司股份的人提供任何財務資助。前述購買公司股份的人，包括因購買公司股份而直接或者間接承擔義務的人。

公司或者其子公司在任何時候均不應當以任何方式，為減少或者解除前述義務人的義務向其提供財務資助。

本條規定不適用於第三十七條所述的情形。

第三十六條 本章所稱財務資助包括(但不限於)下列方式：

(一) 饋贈；

(二) 擔保(包括由保證人承擔責任或者提供財產以保證義務人履行義務)、補償(但是不包括因公司本身的過錯所引起的補償)、解除或者放棄權利；

(三) 提供貸款或者訂立由公司先於他方履行義務的合同，以及該貸款，合同當事方的變更和貸款、合同權利的轉讓等；

(四) 公司在無力償還債務、沒有淨資產或者將會導致淨資產大幅度減少的情況下，以任何其他方式提供的財務資助；

本章所稱承擔義務，包括義務人因訂立合同或者作出安排(不論該合同或者安排是否可以強制執行，也不論是由其個人或者與任何其他人共同承擔)，或者以任何其他方式改變了其財務狀況而承擔的義務。

第三十七條　下列行為不視為本章第三十五條禁止的行為：

(一)　公司所提供的有關財務資助是誠實地為公司利益，並且該項財務資助的主要目的不是為購買公司股份，或者該項財務資助是公司某項總計劃中附帶的一部份；

(二)　公司依法以其財產作為股利進行分配；

(三)　以股份的形式分配股利；

(四)　依照本章程減少註冊資本、購回股份、調整股權結構等；

(五)　公司在其經營範圍內，為其正常的業務活動提供貸款(但是不應當導致公司淨資產減少，或者即使構成了減少，但該項財務資助是從公司的可分配的利潤中支出的)；

(六)　公司為職工持股計劃而提供款項(但是不應當導致公司的淨資產減少，或者即使構成了減少，但該項財務資助是從公司的可分配利潤中支出的)。

第六章　股份轉讓

第三十八條　公司的股份可以依法轉讓。

第三十九條　公司不接受公司的股票作為質押權的標的。

第四十條　董事、監事、總經理以及其他高級管理人員應當在其任職期間內，定期向公司申報其所持有的公司股份；在其任職期間以及離職後其所持有的公司的股份轉讓應遵守上市地法律和證券交易所規則的要求。

第七章　股票和股東名冊

第四十一條　公司股票採用記名式。

公司股票應當載明以下主要事項：

(一)　公司名稱；

(二)　公司登記成立的日期；

(三)　股票種類、票面金額及代表的股份數；

(四)　股票的編號；

(五)　《公司法》和《特別規定》所要求載明的其他事項；

(六)　公司股票上市的證券交易所要求載明的其他事項。

第四十二條　股票由董事長簽署。公司股票上市的證券交易所要求公司其他高級管理人員簽署的，還應當由其他有關高級管理人員簽署。股票經加蓋公司印章或者以印刷形式加蓋印章後生效。在股票上加蓋公司印章，應當有董事會的授權。公司董事長或者其他有關高級管理人員在股票上的簽字也可以採取印刷形式。

第四十三條　公司應當設立股東名冊，登記以下事項：

(一)　各股東的姓名(名稱)、地址(住所)、職業或性質；

(二)　各股東所持股份的類別及其數量；

(三)　各股東所持股份已付或應付的款項；

(四)　各股東所持股份的編號；

(五)　各股東登記為股東的日期；

(六)　各股東終止為股東的日期。

股東名冊為證明股東持有公司股份的充分證據；但是有相反證據的除外。

第四十四條　公司可以依據國務院證券主管機構與境外證券監管機構達成的諒解、協議，將境外上市外資股股東名冊存放在境外，並委託境外代理機構管理。在香港上市的境外上市外資股股東名冊正本的存放地為香港。

公司應當將境外上市外資股股東名冊的副本備置於公司住所；受委託的境外代理機構應當隨時保證境外上市外資股股東名冊正、副本的一致性。

境外上市外資股股東名冊正、副本的記載不一致時，以正本為準。

第四十五條　公司應當保存有完整的股東名冊。股東名冊包括下列部份：

(一)　存放在公司住所的、除本款(二)、(三)項規定以外的股東名冊；

(二)　存放在境外上市的證券交易所所在地的公司境外上市外資股股東名冊；

(三)　董事會為公司股票上市的需要而決定存放在其他地方的股東名冊。

第四十六條　股東名冊的各部份應當互不重疊。在股東名冊某一部份註冊的股份的轉讓，在該股份註冊存續期間不得註冊到股東名冊的其他部份。

股東名冊各部份的更改或者更正，應當根據股東名冊各部份存放地的法律進行。

所有股本已繳清的H股，皆可依據本章程自由轉讓；但是除非符合下列條件，否則董事會可拒絕承認任何轉讓文據，並無需申述任何理由：

(一)　向公司支付二元五角港幣的費用(每份轉讓文據計)，或支付香港聯交所同意的更高的費用，以登記股份的轉讓文據和其他與股份所有權有關的或會影響股份所有權的文件；

(二)　轉讓文據只涉及H股；

(三)　轉讓文據應已支付應繳的印花稅；

(四)　應當提供有關的股票，以及董事會所合理要求的證明轉讓人有權轉讓股份的證據；

(五)　如股份擬轉讓與聯名持有人，則聯名持有人之數目不得超過4位；

(六)　有關股份沒有附帶任何公司的留置權。

如果公司拒絕登記股份轉讓，公司應在轉讓申請正式提出之日起兩個月內給轉讓人和承讓人一份拒絕登記該股份轉讓的通知。

第四十七條　股東大會召開前三十日內或者公司決定分配股利的基準日前五日內，不得進行因股份轉讓而發生的股東名冊的變更登記。

第四十八條　公司召開股東大會、分配股利、清算及從事其他需要確認股權的行為時，應當由董事會決定某一日為股權確定日，股權確定日終止時，在冊股東為公司股東。

第四十九條　任何人對股東名冊持有異議而要求將其姓名(名稱)登記在股東名冊上，或者要求將其姓名(名稱)從股東名冊中刪除的，均可以向有管轄權的法院申請更正股東名冊。

第五十條　任何登記在股東名冊上的股東或者任何要求將其姓名(名稱)登記在股東名冊上的人，如果其股票(即「原股票」)遺失，可以向公司申請就該股份(即「有關股份」)補發新股票。

內資股股東遺失股票，申請補發的，依照《公司法》第一百五十條的規定處理。

境外上市外資股股東遺失股票，申請補發的，可以依照境外上市外資股股東名冊正本存放地的法律、證券交易場所規則或者其他有關規定處理。

公司在香港上市的境外上市外資股(H股)股東遺失股票申請補發的，其股票的補發應當符合下列要求：

(一)　申請人應當用公司指定的標準格式提出申請並附上公證書或者法定聲明文件。公證書或者法定聲明文件的內容應當包括申請人申請的理由、股票遺失的情形及證據，以及無其他任何人可就有關股份要求登記為股東的聲明。

(二)　公司決定補發新股票之前，沒有收到申請人以外的任何人對該股份要求登記為股東的聲明。

(三)　公司決定向申請人補發新股票，應當在董事會指定的報刊上刊登準備補發新股票的公告；公告期間為九十日，每三十日至少重復刊登一次。

(四)　公司在刊登準備補發新股票的公告之前，應當向其挂牌上市的證券交易所提交一份擬刊登的公告副本，收到該證券交易所的回覆，確認已在證券交易所內展示該公告後，即可刊登。公告在證券交易所內展示的期間為九十日。

如果補發股票的申請未得到有關股份的登記在冊股東的同意，公司應當將擬刊登的公告的複印件郵寄給該股東。

(五)　本條(三)、(四)項所規定的公告、展示的九十日期限屆滿，如公司未收到任何人對補發股票的異議，即可以根據申請人的申請補發新股票。

(六)　公司根據本條規定補發新股票時，應當立即註銷原股票，並將此註銷和補發事項登記在股東名冊上。

(七)　公司為註銷原股票和補發新股票的全部費用，均由申請人負擔。在申請人未提供合理的擔保之前，公司有權拒絕採取任何行動。

第五十一條　公司根據本章程的規定補發新股票後，獲得前述新股票的善意購買者或者其後登記為該股份的所有者的股東(如屬善意購買者)，其姓名(名稱)均不得從股東名冊中刪除。

第五十二條　公司對於任何由於註銷原股票或補發新股票而受到損害的人均無賠償義務，除非該當事人能證明公司有欺詐行為。

第八章　股東的權利和義務

第五十三條　公司股東為依法持有公司股份並且其姓名(名稱)登記在股東名冊上的人。股東按其持有股份的種類和份額享有權利，承擔義務；持有同一種類股份的股東，享有同等權利，承擔同種義務。

第五十四條　公司普通股股東享有下列權利：

(一)　參加或者委派股東代理人參加股東會議，並行使表決權；

(二)　依照其所持有的股份份額領取股利和其他形式的利益分配；

(三) 對公司的業務經營活動進行監督管理，提出建議或者質詢；

(四) 依照國家法律、行政法規及公司章程的規定轉讓、贈與或質押其所持有的股份；

(五) 對法律、行政法規和公司章程規定的公司重大事項，享有知情權和參與權；

(六) 按照公司章程的規定獲得有關信息，包括：

1. 在繳付成本費用後得到公司章程；

2. 在繳付了合理費用後有權查閱和複印：

(1) 所有各部份股東的名冊；

(2) 公司董事、監事、總經理和其他高級管理人員的個人資料，包括：

(a) 現在及以前的姓名、別名；

(b) 主要地址(住所)；

(c) 國籍；

(d) 專職及其他全部兼職的職業、職務；

(e) 身份證明文件及其號碼。

(3) 公司股本狀況；

(4) 自上一個會計年度以來公司購回自己每一類別股份的票面總值、數量、最高價和最低價，以及公司為此支付的全部費用的報告；

(5) 股東會議的會議記錄。

(6) 公司中期報告和年度報告

(七) 公司終止或者清算時，按其所持有的股份份額參加公司剩餘資產的分配；

(八) 法律、行政法規及公司章程所賦予的其他權利。

第五十五條　公司普通股股東承擔下列義務：

(一)　遵守公司章程；

(二)　依其所認購股份和入股方式繳納股金；

(三)　除法律、法規規定的情形外，不得退股；

(四)　法律、行政法規及公司章程規定應當承擔的其他義務。

股東除了股份的認購人在認購時所同意的條件外，不承擔其後追加任何股本的責任。

第五十六條　除法律、行政法規或者公司股份上市的證券交易所的上市規則所要求的義務外，控股股東在行使其股東的權利時，不得因行使其表決權在下列問題上作出有損於全體或者部份股東的利益的決定；

(一)　免除董事、監事應當真誠地以公司最大利益為出發點行事的責任；

(二)　批准董事、監事(為自己或者他人利益)以任何形式剝奪公司財產，包括(但不限於)任何對公司有利的機會；

(三)　批准董事、監事(為自己或者他人利益)剝奪其他股東的個人權益，包括(但不限於)任何分配權、表決權，但不包括根據公司章程提交股東大會通過的公司改組。

第五十七條　前條所稱控股股東是具備以下條件之一的人；

(一)　該人單獨或者與他人一致行動時，可以選出半數以上的董事；

(二)　該人單獨或者與他人一致行動時，可以行使公司30%以上(含30%)的表決權或者可控制公司的30%以上(含30%)表決權的行使；

(三)　該人單獨或者與他人一致行動時，持有公司發行在外30%以上(含30%)的股份；

(四)　該人單獨或者與他人一致行動時，以其他方式在事實上控制公司。

第九章　股東大會

第五十八條　股東大會是公司的權力機構，依法行使職權。

第五十九條　股東大會行使下列職權：

(一)　決定公司的經營方針和投資計劃；

(二)　選舉和更換董事，決定有關董事的報酬事項；

(三)　選舉和更換由股東代表出任的監事，決定有關監事的報酬事項；

(四)　審議批准董事會的報告；

(五)　審議批准監事會的報告；

(六)　審議批准公司的年度財務預算方案、決算方案；

(七)　審議批准公司的利潤分配方案和彌補虧損方案；

(八)　對公司增加或者減少註冊資本作出決議；

(九)　對公司合併、分立、解散和清算等事項作出決議；

(十)　對公司發行債券作出決議；

(十一)　對公司聘用、解聘或者不再續聘會計師事務所作出決議；

(十二)　修改公司章程；

(十三)　審議代表公司有表決權的股份百分之五以上(含百分之五)的股東的提案；

(十四)　法律、行政法規及公司章程規定應由股東大會作出決議的其他事項；

(十五)　公司股東會可以授權或委托董事會辦理其授權或委托辦理的事項。

公司股東會在授權或委托董事會辦理其授權或委托辦理的事項時，應遵循依法維護公

司股東的合法權益，嚴格執行法律、法規的規定，確保公司的高效運作和科學決策的原則。可以授權或委托董事會辦理的事項包括但不限於：

1. 股東大會通過修改公司章程的原則後，對公司章程的文字修改；

2. 分配中期股利；

3. 涉及發行新股、可轉股債的具體事宜；

4. 在已通過的經營方針和投資計劃內的固定資產處置和抵押、擔保；

5. 股東大會根據法律、法規及本章程規定不時授權或委托董事會辦理的其他事項。

第六十條　非經股東大會事前批准，公司不得與董事、監事、總經理和其他高級管理人員以外的人訂立將公司全部或者重要業務的管理交予該人負責的合同。

第六十一條　股東大會分為股東年會和臨時股東大會。股東大會由董事會召集。股東年會每年召開一次，並應於上一會計年度完結之後六個月之內舉行。

有下列情形之一的,董事會應當在兩個月內召開臨時股東大會：

(一)　董事人數不足《公司法》規定的人數或者少於本章程要求的數額的三分之二時；

(二)　公司未彌補虧損達股本總額的三分之一時；

(三)　持有公司發行在外的有表決權的股份百分之十以上(含百分之十)的股東以書面形式要求召開臨時股東大會時；

(四)　董事會認為必要或者監事會提出召開時。

前述第(三)項持股股數按股東提出書面要求日計算。

第六十二條　公司召開股東大會，應當於會議召開四十五日前發出書面通知將會議擬審議的事項以及開會的日期和地點告知所有在冊股東。擬出席股東大會的股東,應當於會議召開二十日前，將出席會議的書面回覆送達公司。

第六十三條　董事會發布召開股東大會的通知後，股東大會不得無故延期。公司因特殊原因必須延期召開股東大會的，應在原定股東大會召開日前至少5個工作日發布延期通知。董事會在延期召開通知中應説明原因並公布延期後的召開日期。公司延期召開股東大會的，不得變更原通知規定的有權出席股東大會股東的股權登記日。

第六十四條　公司召開股東大會年會，持有公司有表決權的股份總數百分之五以上(含百分之五)的股東，有權以書面形式向公司提出新的提案，經公司董事會審查提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。董事會決定不將股東大會提案列入會議議程的，應當在該次股東大會上進行解釋和説明，並將提案內容和董事會的説明在股東大會結束後與股東大會決議一併公告。

第六十五條　公司根據股東大會召開前二十日時收到的書面回覆:，計算擬出席會議的股東所代表的有表決權的股份數。擬出席會議的股東所代表的有表決權的股份數達到公司有表決權的股份總數二分之一以上的，公司可以召開股東大會；達不到的，公司應當在五日內將會議擬審議的事項、開會日期和地點以公告形式再次通知股東，經公告通知，公司可以召開股東大會。

臨時股東大會不得決定通告未載明的事項。

第六十六條　股東大會會議的通知應當符合下列要求：

(一)　以書面形式作出；

(二)　指定會議的地點、日期和時間；

(三)　説明會議將討論的事項；

(四)　向股東提供為使股東對將討論的事項作出明智決定所需要的資料及解釋；此原則包括(但不限於)在公司提出合併、購回股份、股本重組或者其他改組時，應當提供擬議中的交易的具體條件和合同(如果有的話)，並對其起因和後果作出認真的解釋；

(五)　如任何董事、監事、總經理和其他高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、總經理和其他高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當説明其區別；

(六)　載有任何擬在會議上提議通過的特別決議的全文；

(七)　以明顯的文字説明，有權出席和表決的股東有權委任一位或者一位以上的股東代理人代為出席和表決，而該股東代理人不必為股東；

(八)　載明會議投票代理委托書的送達時間和地點。

第六十七條　股東大會通知應當向股東(不論在股東大會上是否有表決權)以專人送出或者以郵資已付的郵件送出，受件人地址以股東名冊登記的地址為準。對內資股股東，股東大會通知也可以用公告方式進行。

前款所稱公告，應當於會議召開前四十五日至五十日期間內，在國務院證券主管機構指定的一家或者多家報刊上刊登，一經公告，視為所有內資股股東已收到有關股東會議的通知。

第六十八條　因意外遺漏未向某有權得到通知的人送出會議通知或者該等人沒有收到會議通知，會議及會議作出的決議並不因此無效。

第六十九條　任何有權出席股東會議決有權表決的股東，有權委任一人或者數人(該人可以不是股東)作為其股東代理人，代為出席和表決。該股東代理人依照該股東的委托，可以行使下列權利：

(一)　該股東在股東大會上的發言權；

(二)　自行或者與他人共同要求以投票方式表決；

(三)　以舉手或者以投票方式行使表決權，但是委任的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。

如該股東為證券或期貨(結算所)條例(香港法律第四百二十章)所定義的認可結算所，可以授權其認為合適的人士(一個或以上)在任何股東大會或任何類別股東的任何會議上擔任其代表；但是，如經其授權一名以上的人士，授權書應載明每名該等人士經此授權所涉及的股票數目和種類。經此授權的人士有權代表結算所(或其代理人)可以行使的權利，猶如該股東為公司的個人股東無異。

第七十條　股東應當以書面形式委托代理人，由委托人簽署或者由其以書面形式委托的代理人簽署；委托人為法人的，應當加蓋法人印章或者由其董事或正式委任的代理人簽署。

第七十一條　表決代理委托書至少應當在該委托書委托表決的有關會議召開前24小時，或者在指定表決時間前24小時，備置於公司住所或者召集會議的通知中指定的其他地方。委托書由委托人授權他人簽署的，授權簽署的授權書或者其他授權文件應當經過公證。經公證的授權書或者其他授權文件，應當和表決代理委托書同時備置於公司住所或者召集會議的通知中指定的其他地方。

委托人為法人的，其法定代表人或者董事會、其他決策機構決議授權的人作為代表出席公司的股東會議。

第七十二條　任何由公司董事會發給股東用於任命股東代理人的委托書的格式，應當讓股東自由選擇指示股東代理人投贊成票或者反對票，並就會議每項議題所要作出表決的事項分別作出指示。委托書應當註明如果股東不作指示，股東代理人可以按自己的意思表決。

第七十三條　表決前委托人已經去世、喪失行為能力、撤回委任、撤回簽署委任的授權或者有關股份已被轉讓的,只要公司在有關會議開始前沒有收到該等事項的書面通知，由股東代理人依委托書所作出的表決仍然有效。

第七十四條　代理人代表股東出席股東大會，應當出示本人身份證明。

法人股東的法定代表人出席股東大會的，應當出示身份證明，法人股東委托其他人士出席會議的，該被委托人應出示身份證明和法人股東的董事會或其他權力機關的經過公證證明的決議或授權書副本。

第七十五條　股東大會決議分為普通決議和特別決議。

股東大會作出普通決議，應當由出席股東大會的股東(包括股東代理人)所持有表決權的二分之一以上通過。

股東大會作出特別決議，應當由出席股東大會的股東(包括股東代理人)所持有表決權的三分之二以上通過。

出席會議的股東(包括股東代理人)，應當就需要表決的每一事項明確表示贊成或反對，投棄權票、放棄投票，公司在計算該事項表決結果時，均不作為有表決權的票數處理。

第七十六條　股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

第七十七條　除非下列人員在舉手表決以前或者以後，要求以投票方式表決，股東大會以舉手方式進行表決：

(一)　會議主席；

(二)　至少兩名有表決權的股東或者有表決權的股東的代理人；

(三)　單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

除非有人提出以投票方式表決，會議主席根據舉手表決的結果，宣布提議通過情況，並將此記載在會議記錄中，作為最終的依據，無須證明該會議通過的決議中贊成或者反對的票數或者其比例。

以投票方式表決的要求可以由提出者撤回。

第七十八條　如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，會議可以繼續進行，討論其他事項，投票結果仍被視為在該會議上所通過的決議。

第七十九條　在投票表決時，有兩票或者兩票以上的表決權的股東(包括股東代理人)，不必把所有表決權全部投贊成票或者反對票。

第八十條　當贊成和反對票相等時，無論是舉手還是投票表決，會議主席有權多投一票。

第八十一條 下列事項由股東大會的普通決議通過：

(一) 董事會和監事會的工作報告；

(二) 董事會擬訂的利潤分配方案和虧損彌補方案；

(三) 董事會和監事會成員的罷免及其報酬和支付方法；

(四) 公司年度預、決算報告，資產負債表，利潤表及其他財務報表；

(五) 除法律、行政法規規定或者本章程規定應當以特別決議通過以外的其他事項。

第八十二條 下列事項由股東大會以特別決議通過：

(一) 公司增、減股本和發行任何種類股票、認股證和其他類似證券；

(二) 發行公司債券；

(三) 公司的分立、合併、解散和清算；

(四) 本章程的修改；

(五) 回購公司股票；

(六) 股東大會以普通決議通過認為會對公司產生重大影響的、需要以特別決議通過的其他事項。

第八十三條 股東要求召開臨時股東大會或者類別股東會議，應當按照下列程序辦理：

(一) 合計持有在該擬舉行的會議上有表決權的股份10%以上(含10%)的兩個或者兩個以上的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當儘快召集臨時股東大會或者類別股東會議。前述持股數按股東提出書面要求日計算。

(二) 如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，提出該要求的股東，可以在董事會收到該要求後四個月內自行召集會議，召集的程序應當盡可能與董事會召集的股東會議的程序相同。

股東因董事會未因前述要求舉行會議自行召集並舉行會議的，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事的款項中扣除。

第八十四條　股東大會由董事長召集並擔任會議主席；董事長因故不能出席會議的，應當由副董事長召集會議並擔任會議主席；董事長和副董事長均無法出席會議的，董事會可以指定一名公司董事代其召集會議並且擔任會議主席；未指定會議主席的，出席會議的股東可以選舉一人擔任主席；如果因任何理由，股東無法選擇主席，應當由出席會議的持有最多表決權股份的股東(包括股東代理人)擔任會議主席。

第八十五條　會議主席負責決定股東大會的決議是否通過，其決定為終局決定，並應當在會上宣布和載入會議記錄。

第八十六條　會議主席如果對提交表決的決議結果有任何懷疑，可以對所投票數進行點算；如果會議主席未進行點票，出席會議的股東或者股東代理人對會議主席宣布結果有異議的，有權在宣布後立即要求點票，會議主席應當及時進行點票。

第八十七條　股東大會如果進行點票，點票結果應當記入會議記錄。

第八十八條　股東大會審議有關關聯交易事項時，關聯股東不應當參與股票表決，其所代表的有表決權的股份數不計入有效表決總數；股東大會決議的公告應當充分披露非關聯股東的表決情況。如有特殊情況關聯股東無法迴避時，公司在征得有權部門的同意後，可以按照正常程序進行表決，並在股東大會決議公告中作出詳細說明。

第八十九條　股東大會應對所議事項的決議做成會議記錄，由出席會議的董事簽名，會議記錄連同出席股東的簽名簿及代理出席的委托書，應當在公司住所保存。

第九十條　股東可以在公司辦公時間免費查閱會議記錄複印件。任何股東向公司索取有關會議記錄的複印件，公司應當在收到合理費用後七個工作日內把複印件送出。

第九十一條　對於公司股東大會的召開、表決程序和提案的審議等其他本章程未規定的事項，則按中國現行有效的法律、法規之有關規定執行。

第十章　類別股東表決的特別程序

第九十二條　持有不同種類股份的股東，為類別股東。

除其他類別股份股東外，內資股股東和境外上市外資股股東被視為不同類別股東。

類別股東依據法律、行政法規和本章程的規定，享有權利和承擔義務。

第九十三條　公司擬變更或者廢除類別股東的權利，應當經股東大會以特別決議通過和經受影響的類別股東在按本章程第九十五條至第九十九條的規定分別召集的股東會議上通過方可進行。

第九十四條　下列情形應當視為變更或者廢除某類別股東的權利：

(一)　增加或者減少該類別股份的數目，或者增加或減少與該類別股份享有同等或者更多的表決權、分配權、其他特權的類別股份的數目；

(二)　將該類別股份的全部或者部份換作其他類別,或者將另一類別的股份的全部或者部份換作該類別股份或者授予該等轉換權；

(三)　取消或者減少該類別股份所具有的、取得已產生的股利或者累積股利的權利；

(四)　減少或者取消該類別股份所具有的優先取得股利或者在公司清算中優先取得財產分配的權利；

(五)　增加、取消或者減少該類別股份所具有的轉換股份權、選擇權、表決權、轉讓權、優先配售權、取得公司證券的權利；

(六)　取消或者減少該類別股份所具有的、以特定貨幣收取公司應付款項的權利；

（七）　設立與該類別股份享有同等或者更多表決權、分配權或者其他特權的新類別；

（八）　對該類別股份的轉讓或所有權加以限制或者增加該等限制；

（九）　發行該類別或者另一類別的股份認購權或者轉換股份的權利；

（十）　增加其他類別股份的權利和特權；

（十一）公司改組方案會構成不同類別股東在改組中不按比例地承擔責任；

（十二）修改或者廢除本章所規定的條款。

第九十五條　受影響的類別股東，無論原來在股東大會上是否有表決權，在涉及第九十四條(二)至(八)、(十一)至(十二)項的事項時，在類別股東會上具有表決權，但有利害關係的股東在類別股東會上沒有表決權。

前款所述「有利害關係的股東」的含義如下：

（一）　在公司按本章程第三十一條的規定向全體股東按照相同比例發出購回要約或者在證券交易所通過公開交易方式購回自己股份的情況下，「有利害關係的股東」是指本章程第五十七條所定義的控股股東；

（二）　在公司按照本章程中第三十一條的規定在證券交易所外以協議方式購回自己股份的情況下，「有利害關係的股東」指與該協議有關的股東；

（三）　在公司改組方案中，「有利害關係的股東」是指以低於本類別其他股東的比例承擔責任的股東或者與該類別中的其他股東擁有不同利益的股東。

第九十六條　類別股東會的決議，應當根據第九十五條規定，經由出席類別股東會議的有表決權的三分之二以上的股權表決通過，方可作出。

第九十七條　公司召開類別股東會議，應當於會議召開四十五日前發出書面通知，將會議擬審議的事項以及開會日期和地點告知所有該類別股份的在冊股東。擬出席會議的股東，應當於會議召開二十日前，將出席會議的書面回覆送達公司。

擬出席會議的股東所代表的在該會議上有表決權的股份數，達到在該會議上有表決權的該類別股份總數二分之一以上的，公司可以召開類別股東會議；達不到的，公司應當在

五日內將會議擬審議的事項、開會日期和地點以公告形式再次通知股東，經公告通知，公司可以召開類別股東會議。

第九十八條　類別股東會議的通知只須送給有權在該會議上表決的股東。

類別股東會議應當以與股東大會盡可能相同的程序舉行，公司章程中有關股東大會舉行程序的條款適用於類別股東會議。

第九十九條　下列情形不適用於類別股東表決的特別程序：

(一)　經股東大會以特別決議批准，公司每隔十二個月單獨或者同時發行內資股、境外上市外資股，並且擬發行的內資股、境外上市外資股的數量各自不超過該類已發行在外股份的百分之二十；

(二)　公司設立時發行的內資股、境外上市外資股的計劃，自國務院證券委員會批准之日起十五個月內完成的。

第十一章　董事會

第一節　董事及董事會

第一百條　公司設董事會。董事會由十五名董事組成，董事會設董事長一名，副董事長二名。

第一百零一條　董事由股東大會選舉產生，任期三年。董事任期屆滿，可以連選連任。董事由股東大會從董事會或代表發行股份5%以上(含5%)的股東提名的候選人中選舉。有關提名董事候選人的通知和董事候選人的詳細資料，應當在股東大會召開七日前發給公司並進行公開披露。

董事候選人應在股東大會召開七日前作出書面承諾，同意接受提名，承諾公開披露的董事候選人的資料真實、完整並保證當選後切實履行董事職責。

董事長和副董事長由全體董事人數的二分之一以上的董事選舉和罷免，任期三年，可連選連任。

股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方法將任何任期未屆滿的董事(但對依據任何合約提出的索償要求並無影響)罷免，但股東大會不得無故解除該董事的職務。

董事無須持有公司的股份。

第一百零二條 董事會對股東大會負責，行使下列職權：

(一) 負責召集股東大會，並向股東大會報告工作；

(二) 執行股東大會的決議；

(三) 決定公司的經營計劃和投資方案；

(四) 制定公司的年度財務預算方案、決算方案；

(五) 制定公司的利潤分配方案和彌補虧損方案；

(六) 制定公司增加或者減少註冊資本的方案以及發行公司債券的方案；

(七) 擬定公司合併、分立、解散的方案；

(八) 決定公司內部管理機構的設置；

(九) 聘任或者解聘公司總經理，根據總經理的提名，聘任或者解聘公司副總經理、財務負責人及其它高級管理人員，決定其報酬事項；

(十) 制定公司的基本管理制度；

(十一) 制定本章程修改的方案；

(十二) 公司章程規定或股東大會授予的其他職權。

董事會作出前款決議事項，除第(六)、(七)、(十一)項必須由三分之二以上的董事表決同意外，其餘可以由半數以上的董事表決同意。

第一百零三條　董事會在處置固定資產時，如擬處置固定資產的預期價值，與此項處置建議前四個月內已處置了的固定資產所得到的價值的總和，超過股東大會最近審議的資產負債表所顯示的固定資產價值的33%，則董事會在未經股東大會批准前不得處置或者同意處置該固定資產。

本條所指的對固定資產的處置，包括轉讓某些資產權益的行為，但不包括以固定資產提供擔保的行為。

公司處置固定資產進行的交易的有效性，不因公司違反本條前款規定而受影響。

第一百零四條　董事會應遵照國家法律、行政法規、《公司章程》及股東大會的決議履行職責。

第一百零五條　董事長行使下列職權：

(一)　主持股東大會和召集、主持董事會會議；

(二)　檢查董事會決議的實施情況；

(三)　簽署公司發行的證券；

(四)　董事會授予的其他職權。

副董事長協助董事長工作，董事長不能履行職權時，可以由董事長指定副董事長代行其職權。

第一百零六條　董事會每年至少召開二次會議，由董事長召集，於會議召開十日前以電傳、電報、傳真、特快專遞、掛號郵件或專人送交的方式向董事發出通知。有緊急事項時，董事長可召集臨時董事會會議；經半數以上董事提議，必須召開臨時董事會會議；經三分之一以上董事、監事會或者公司總經理提議，可以召開臨時董事會會議。

董事會議原則上在公司所在地舉行，但經董事會決議，可在中國境內外其他地點舉行。

第一百零七條 董事會及臨時董事會會議召開的通知方式及通知時限如下：

(一) 董事會例會的時間和地點如已由董事會事先規定，其召開無須發給通知。

(二) 如果董事會未事先決定董事會會議時間和地點，董事長應通過董事會秘書至少提前十日，將董事會會議時間和地點用電傳、電報、傳真、特快專遞或掛號郵寄或經專人通知各董事及監事會主席。

(三) 通知應採用中文，必要時可附英文，並包括會議議程。

(四) 召開臨時董事會會議，則至少應提前八小時以電話、電報或傳真方式向全體董事發出通知。

第一百零八條 董事會會議應當由二分之一以上董事出席方可舉行。

每名董事有一票表決權。董事會作出決議，必須經全體董事的過半數通過。

當反對票和贊成票相等時，董事長有權多投一票。

董事會會議決議事項與某位董事有利害關係時，該董事應予迴避，且無表決權，而在計算出席會議的法定董事人數時，該董事亦不予計入。

第一百零九條 如任何董事出席會議而在到會前或到會時並未提出未接到會議通知，即被視為已收到會議通知。

第一百一十條 董事會例會或臨時會議可以用電話會議形式或者借助類似通訊設備進行，只要與會的董事能聽清其他董事講話，並進行交流，所有與會董事應被視為親自出席該會議。

第一百十一條 就需要於臨時董事會會議表決通過的事項而言，如果董事會已將擬表決議案的內容以書面方式發給全體董事，而簽字同意的董事人數已達到依本章程第一百零二條規定作出該等決定所需人數，便可形成有效決議而無須召集董事會會議。

第一百十二條　董事會會議，應當由董事本人出席。董事因故不能出席，可以書面委托其他董事代為出席董事會，委托書中應當載明授權範圍。

代為出席會議的董事應當在授權範圍內行使董事的權利。董事未出席某次董事會會議，亦未委托代表出席的，應當視作已放棄在該次會議上的投票權。

第一百十三條　董事會應當對會議所議事項的決定作成會議記錄，出席會議的董事和記錄員應在會議記錄上簽名。董事應當對董事會的決議承擔責任。董事會的決議違反法律、行政法規或者本章程，致使公司遭受嚴重損失的，參與決議的董事對公司負賠償責任；但經證明在表決時曾表明異議並記載於會議記錄的，該董事可以免除責任。

第一百十四條　董事會所有會議的決議，須以中文予以記錄保存。每次董事會會議後，會議記錄應儘快交予所有董事審閱。任何擬向該記錄作修訂的董事，均須於其收到該次會議記錄六個工作日內，以書面報告方式將其意見提呈予董事長。

第一百十五條　對已完成並獲採納的會議記錄應由董事長及到會董事（包括委任代理人）及公司董事會秘書所簽署，並準備完整之副本即時分派予每名董事。

第二節　獨立董事

第一百十六條　公司設獨立董事，獨立董事是指不在公司擔任除董事外的其他職務，並與公司及其主要股東不存在可能妨礙其進行獨立客觀判斷的關係的董事。

第一百十七條　獨立董事應當符合下列基本條件：

(一)　根據上市地法律、行政法規及其他有關規定，具備擔任上市公司董事的資格；

(二)　具備上市公司運作的基本知識，熟悉相關法律、行政法規、規章及規則；

(三)　具有五年以上法律、經濟或者其他履行獨立董事職責所必需的工作經驗；

(四)　本章程規定的其他條件。

第一百十八條　下列人員不得擔任公司獨立董事：

(一)　在公司或其附屬企業任職的人員及其直系親屬、主要社會關係(直系親屬是指配偶、父母、子女等；主要社會關係是指兄弟姐妹、岳父母、兒媳女婿、兄弟姐妹的配偶、配偶的兄弟姐妹等)；

(二)　直接或間接持有公司已發行股份1%以上，或者是公司前十名股東中的自然人股東及其直系親屬；

(三)　在直接或間接持有公司已發行股份5%以上的股東單位或者在公司前五名股東單位任職的人員及其系親屬；

(四)　最近一年內曾經具有前三項所列舉情形的人員；

(五)　為公司或者公司附屬企業提供財務、法律、咨詢等服務的人員；

(六)　本章程規定的其他人員；

(七)　中國證監會認定的其他人員。

第一百十九條　獨立董事對公司及全體股東負有誠信及勤勉義務。獨立董事應當按照相關法律法規和本章程的要求，認真履行職責，維護公司整體利益，尤其要關注中小股東的合法權益不受損害。

獨立董事應當獨立履行職責，不受公司主要股東、實際控制人、或者其他與公司存在利害關係的單位或個人的影響，並確保有足夠的時間和精力有效地履行職責。

獨立董事出現不符合獨立性條件或其他不適宜履行獨立董事職責的情形，由此造成公司獨立董事達不到法定的人數時，公司應按規定補足獨立董事人數。

第一百二十條 獨立董事的提名、選舉和更換的方法。

(一) 公司董事會、監事會、單獨或者合併持有公司已發行股份的5%以上的股東可以提出獨立董事候選人，並經股東大會選舉決定。

(二) 獨立董事的提名人在提名前應當徵得被提名人的同意。提名人應當充分瞭解被提名人的職業、學歷、職稱、詳細工作經歷、全部兼職等情況，並對其擔任獨立董事的資格和獨立性發表意見。被提名人應當就其本人與公司之間不存在任何影響其獨立客觀判斷的關係發表公司公開聲明。在選舉獨立董事的股東大會召開前，公司董事會應當按照規定公布上述內容。

(三) 在選舉獨立董事的股東大會召開前，公司應將董事會的書面意見及所有被提名人的有關材料同時報送中國證監會、公司所在地中國證監會派出機構和公司股票掛牌交易的證券交易所。公司董事會對被提名人的有關情況有異議的，應同時報送董事會的書面意見。對中國證監會持有異議的被提名人，可作為公司董事候選人，但不作為獨立董事候選人。在召開股東大會選舉獨立董事時，公司董事會應對獨立董事候選人是否被中國證監會提出異議的情況進行說明。

(四) 獨立董事每屆任期與公司其他董事任期相同，任期屆滿，選舉可以連任，但是連任時間不得超過六年。

(五) 獨立董事連續三次未親自出席董事會議的，視為不能履行職責，由董事會提呈股東大會予以撤換。除發生上述情況或出現《公司法》中規定的不得擔任董事的情形外，獨立董事任期屆滿前不得無故被免職。獨立董事提前被公司免職的，公司應將其作為特別披露事項予以披露，並詳細說明免職理由。被免職的獨立董事認為公司的免職理由不當，可以作出公開聲明。

(六) 獨立董事在任期屆滿前可以提出辭職。獨立董事辭職應向董事會提交書面辭職報告，報告應對任何與其辭職有關或者認為有必要引起公司股東和債權人注意的情況進行説明。如因獨立董事辭職導致公司董事會中獨立董事所佔的比例低於法定人數時，該獨立董事的辭職報告應當在下任獨立董事填補其缺額後生效。

第一百二十一條 獨立董事的權利與義務

(一) 為充分發揮獨立董事的作用，公司獨立董事除享有《公司法》和其他相關法律、法規賦予董事的職權外，公司還賦予獨立董事以下特別職權：

1. 交易總額高於公司有形淨資產的0.03%的關聯交易應由獨立董事認可後，提交董事會討論；獨立董事作出判斷前，可以聘請中介機構出具獨立財務顧問報告，作為其判斷的依據。

2. 向董事會提議聘用或解聘會計師事務所。

3. 向董事會提呈召開臨時股東大會。

4. 提議召開董事會。

5. 獨立聘請外部審計機構和咨詢機構。

6. 可以在股東大會召開前公開向股東徵集投票權。

(二) 獨立董事行使上述職權應當取得全體獨立董事的二分之一以上同意。

(三) 如上述提議未被採納或上述職權不能正常行使，公司應將有關情況予以披露。

(四) 獨立董事除享有公司董事的權利和公司賦予的特別職權外，應當遵守本章程有關董事義務的全部規定。

第一百二十二條　獨立董事應當對公司重大事項發表獨立意見。

(一)　獨立董事除履行上述職責外，還應當對以下事項向董事會或股東大會發表獨立意見：

1. 提名、任免董事；

2. 聘任或解聘高級管理人員；

3. 公司董事、高級管理人員的薪酬；

4. 公司的股東、實際控制人及其關聯企業對公司新發生的總額高於公司有形淨資產0.03%的交易、借款或其他資金往來，以及公司是否採取有效措施回收欠款；

5. 可能損害中小股東權益的事項；

6. 公司章程規定的其他事項。

(二)　獨立董事應當就上述事項發表以下幾類意見中的一種意見：

1. 同意；

2. 保留意見及其理由；

3. 反對意見及其理由；

4. 無法發表意見及其障礙。

(三)　如有關事項屬於需要披露的事項，公司應當將獨立董事的意見予以公告，獨立董事出現意見分歧無法達成一致時，董事會應將各獨立董事的意見分別披露。

第一百二十三條　為了保證獨立董事有效行使職權，公司為獨立董事提供以下必要的條件。

(一)　公司保證獨立董事享有與其他董事同等的知情權。凡須經董事會決策的事項，公司按法定的時間提前通知獨立董事並同時提供足夠的資料，獨立董事認為資

料不充分的，可以要求補充。當2名或2名以上獨立董事認為資料不充分或論證不明確時，可聯名書面向公司董事會提出延期召開董事會會議或延期審議該事項，公司董事會應予以採納。公司向獨立董事提供的資料，公司及獨立董事本人應當至少保存五年。

(二) 公司提供獨立董事履行職責所必需的工作條件。公司董事會秘書為獨立董事履行職責提供協助，與獨立董事進行聯繫、協調工作，包括但不限於介紹情況、提供材料等。獨立董事發表的獨立意見、提案及書面說明應當公告的，由公司董事會秘書負責辦理公告事宜。

(三) 獨立董事行使職權時，公司及有關人員應當給予積極配合，保證獨立董事獲得真實的情況，不得拒絕、阻礙或隱瞞，不得干預獨立董事行使職權。

(四) 獨立董事聘請中介機構的費用及其他行使職權時所需的費用由公司承擔。

(五) 公司給予獨立董事適當的津貼。津貼的標準由董事會制訂預案，股東大會審議通過，並在公司年度報告中進行披露。

除上述津貼外，獨立董事不應從公司及其主要股東或有利害關係的機構和人員取得額外的、未予披露的其他利益。

第三節　董事會專門委員會

第一百二十四條　公司董事會按照股東大會的決議，可以設立若干專門委員會(包括戰略、審核、提名、薪酬與考核委員會)。各專門委員會成員全部由董事組成，其中審核、薪酬與考核委員會中獨立董事應佔多數並擔任召集人，審計委員會中至少應有一名獨立董事是會計專業人士。

第一百二十五條　董事會各專門委員會可以聘請中介機構提供專業意見，有關費用由公司承擔。

第一百二十六條　董事會各專門委員會對董事會負責，各專門委員會的提案應提交董事會審查決定。

第一百二十七條　董事會各專門委員會的主要職責依據上市地的相關法規執行。

第十二章　公司董事會秘書

第一百二十八條　公司設董事會秘書，董事會秘書為公司的高級管理人員。

第一百二十九條　公司董事會秘書應當是具有必備的專業知識和經驗的自然人，由董事會委任，其主要職責是：

(一)　保證公司有完整的組織文件和記錄；

(二)　確保公司依法準備和遞交有權機構所要求的報告和文件；

(三)　保證公司的股東名冊妥善設立，保證有權得到公司有關記錄和文件的人及時得到有關記錄和文件。

第一百三十條　公司董事或者其他高級管理人員可兼任公司董事會秘書。但總經理、財務總監和公司聘請的會計師事務所的會計師不得兼任董事會秘書。

當公司董事會秘書由董事兼任時，如某一行為應當由董事及公司董事會秘書分別作出，則該兼任董事及公司董事會秘書的人不得以雙重身份作出。

第十三章　公司總經理

第一百三十一條　公司設總經理一名，由董事會聘任或者解聘，設副總經理若干名，協助總經理工作。公司董事會可以決定由公司董事兼任總經理。

第一百三十二條　總經理對董事會負責，行使下列職權：

(一)　主持公司的生產經營管理工作，組織實施董事會決議；

(二)　組織實施公司年度經營計劃和投資方案；

(三)　擬定公司內部管理機構設置方案；

(四)　擬訂公司的基本管理制度；

(五)　制定公司的基本規章；

(六)　提呈聘任或者解聘公司副總經理、財務負責人和其他由董事會任命的高級管理人員；

(七)　聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；

(八)　本章程和董事會授予的其他職權。

第一百三十三條　公司總經理列席董事會會議；非董事總經理在董事會會議上沒有表決權。

第一百三十四條　公司總經理、副總經理在行使職權時，應當根據法律、行政法規和本章程及公司的總經理工作細則的規定，履行誠信和勤勉的義務。公司總經理、副總經理在行使職權時，不得變更股東大會和董事會的決議或超越授權範圍。總經理、副總經理違反法律、法規和公司章程規定，致使公司遭受損失的，公司董事會應追究其法律責任。

第十四章　監事會

第一百三十五條　公司設監事會。

第一百三十六條　監事會由五名監事組成。而監事總人數須為單數，監事的具體人數由股東大會決議通過。其中一人出任監事會主席。監事任期為三年，可連選連任。監事會主席的任免，應當經三分之二以上監事會成員表決通過。

第一百三十七條　監事會成員由股東代表和公司職工代表組成。其中職工代表為兩名。股東代表的監事由股東大會從監事會或代表發行股份5%以上(含5%)的股東提名的候選人中選舉。有關提名監事候選人的通知以及候選人表明願意接受提名的書面承諾函，應當在股東大會召開七日前發給公司。

除首屆監事會成員及由職工代表出任的監事外，獲選的監事必須由出席股東大會的股東(包括股東代理人)所持有表決權的二分之一以上通過。

股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿股東代表的監事罷免(但依據任何合同可提出的索償要求不受此影響)，但股東大會不得無故解除該監事的職務。職工代表的監事由公司職工民主選舉和罷免。

第一百三十八條 公司董事、總經理和財務負責人不得兼任監事。

第一百三十九條 監事會每年至少每六個月召開一次會議，由監事會主席負責召集。會議通知應當在會議召開十日前以書面形式送達各監事。會議通知應包括舉行會議的日期、地點、會議期限、事由及議題和發出通知的日期。

第一百四十條 監事會向全體股東負責，並依法行使下列職權：

(一) 檢查公司的財務；

(二) 對公司董事、總經理和其他高級管理人員執行公司職務時違反法律、行政法規或者本章程的行為進行監督；

(三) 當公司董事、總經理和其他高級管理人員的行為損害公司的利益時，要求前述人員予以糾正；

(四) 核對董事會擬提交股東大會的財務報告，營業報告和利潤分配方案等財務資料，發現疑問的，可以公司名義委托註冊會計師、執業審計師幫助覆審；

(五) 提議召開臨時股東大會；

(六) 代表公司與董事交涉或者對董事起訴；

(七) 本章程規定的其他職權。

監事列席董事會會議。

監事會的其他職責按上市地法律、法規規定執行。

第一百四十一條　監事會的決議，應當由三分之二以上(含三分之二)監事會成員表決通過。

第一百四十二條　監事會的議事方式、表決程序按監事會議事規則執行。

第一百四十三條　監事會會議應有記錄，出席會議的監事和記錄人應當在會議記錄上簽字。監事有權要求在記錄上對其在會議上發言作出某種説明性記載。監事會會議記錄應作為公司重要檔案妥善保存。

第一百四十四條　監事會行使其職權時聘請律師、註冊會計師、執業審計師等專業人員所發生的合理費用，應當由公司承擔。

第一百四十五條　監事應當依照法律、行政法規及本章程的規定，忠實履行監督職責。

第十五章　公司董事、監事、總經理和其他高級管理人員的資格和義務

第一百四十六條　有下列情況之一的，不得擔任公司的董事、監事、總經理或者其他高級管理人員：

(一)　無民事行為能力或者限制民事行為能力；

(二)　因犯有貪污、賄賂、侵佔財產、挪用財產罪或者破壞社會經濟秩序罪，被判處刑罰，執行期滿未逾五年，或者因犯罪被剝奪政治權利，執行期滿未逾五年；

(三)　擔任因經營管理不善破產清算的公司、企業的董事或者廠長、總經理，並對該公司、企業的破產負有個人責任的，自該公司、企業破產清算完結之日起未逾三年；

(四)　擔任因違法被吊銷營業執照的公司、企業的法定代表人，並負有個人責任的，自該公司、企業被吊銷營業執照之日起未逾三年；

(五)　個人所負數額較大的債務到期未清償；

(六)　因觸犯刑法被司法機關立案調查，尚未結案；

(七)　法律、行政法規規定不能擔任企業領導；

(八)　非自然人；

(九)　被有關主管機構裁定違反有關證券法規的規定，且涉及有欺詐或者不誠實的行為，自該裁定之日未逾五年。

第一百四十七條　公司董事、總經理和其他高級管理人員代表公司的行為對善意第三人的有效性，不因其在任職、選舉或者資格上有任何不合規定行為而受影響。

第一百四十八條　除法律、行政法規或者公司股票上市的證券交易所的上市規則要求的義務外，公司董事、監事、總經理和其他高級管理人員在行使公司賦予他們的職權時，還應當對每個股東負有下列義務：

(一)　不得使公司超越其營業執照規定的經營範圍；

(二)　應當真誠地以公司最大利益為出發點行事；

(三)　不得以任何形式剝奪公司財產，包括(但不限於)對公司有利的機會；

(四)　不得剝奪股東的個人權益，包括(但不限於)分配權、表決權，但不包括根據本章程提交股東大會通過的公司改組。

第一百四十九條　公司董事、監事、總經理和其他高級管理人員都有責任在行使其權利或者履行其義務時，以一個合理的謹慎的人在相似情形下所應表現的謹慎、勤勉和技能為其所應為的行為。

公司董事(包括擬擔任獨立董事的人)應積極參加必要的培訓，以瞭解作為董事的權利、義務和責任，熟悉有關法律法規，掌握作為董事應具備的相關知識。

第一百五十條　公司董事、監事、總經理和其他高級管理人員在履行職責時，必須遵守誠信原則，不應當置自己於自身的利益與承擔的義務可能發生衝突的處境。此原則包括(但不限於)履行下列義務：

(一)　真誠地以公司最大利益為出發點行事；

(二)　在其職權範圍內行使權力，不得越權；

(三)　親自行使所賦於他的酌量處理權，不得受他人操縱；非經法律、行政法規允許或者得到股東大會在知情的情況下的同意，不得將其酌量處理權轉給他人行使；

(四)　對同類別的股東應當平等，對不同類別的股東應當公平；

(五)　除本章程另有規定或者由股東大會在知情的情況下另有批准外，不得與公司訂立合同、交易或者安排；

(六)　未經股東大會在知情的情況下同意，不得以任何形式利用公司財產為自己謀取利益；

(七)　不得利用職權收受賄賂或者其他非法收入，不得以任何形式侵佔公司的財產，包括(但不限於)對公司有利的機會；

(八)　未經股東大會在知情的情況下同意，不得接受與公司交易有關的傭金；

(九)　遵守本章程，忠實履行職責，維護公司利益，不得利用其在公司的地位和職權為自己謀取私利；

(十)　未經股東大會在知情的情況下同意，不得以任何形式與公司競爭；

(十一)　不得挪用公司資金或者將公司資金借貸給他人，不得將公司資產以其個人名義或者以其他名義開立賬戶存儲，不得以公司資產為公司股東或者其他個人債務提供擔保；

(十二) 未經股東大會在知情的情況下同意，不得泄露其在任職期間所獲得的涉及公司的機密信息。除非以公司利益為目的，亦不得利用該信息；但是，在下列情況下，可以向法院或者其他政府主管機構披露該信息：

1. 法律有規定；

2. 公眾利益有要求；

3. 該董事、監事、總經理和其他高級管理人員本身的利益有要求。

第一百五十一條 公司董事、監事、總經理和其他高級管理人員不得指使下列人員或者機構(「相關人」)作出董事、監事、總經理和其他高級管理人員不能作的事：

(一) 公司董事、監事、總經理和其他高級管理人員的配偶或者未成年子女；

(二) 公司董事、監事、總經理和其他高級管理人員或者本條(一)項所述人士的信托人；

(三) 公司董事、監事、總經理和其他高級管理人員或者本條(一)、(二)項所述人員的合夥人；

(四) 由公司董事、監事、總經理和其他高級管理人員在事實上單獨控制的公司，或者與本條(一)、(二)、(三)項所提及的人員或者公司其他董事、監事、總經理和其他高級管理人員在事實上共同控制的公司；

(五) 本條(四)項所指被控制的公司的董事、監事、總經理和其他高級管理人員。

第一百五十二條 公司董事、監事、總經理和其他高級管理人員所負的誠信義務不一定因任期結束而終止，其對公司商業秘密保密的義務在其任期結束後仍有效。其他的義務的持續期應當根據公平的原則決定，取決於事件發生時與離任之間時間的長短，以及與公司的關係在何種情形和條件下結束。

第一百五十三條 公司董事、監事、總經理和其他高級管理人員因違反某項具體義務所負的責任，可以由股東大會在知情的情況下解除，但是本章程第五十六條所規定的情形除外。

第一百五十四條　公司董事、監事、總經理和其他高級管理人員，直接或者間接與公司已訂立的或者計劃中的合同、交易、安排有重要利害關係時(公司與董事、監事、總經理和其他高級管理人員的聘任合同除外)，不論有關事項在正常情況下是否需要董事會批准同意，均應當儘快向董事會披露其利害關係的性質和程度。

除非有利害關係的公司董事、監事、總經理和其他高級管理人員按照本條前款的要求向董事會做了披露，並且董事會在不將其計入法定人數，亦未參加表決的會議上批准了該事項，公司有權撤消該合同、交易或者安排，但在對方是對有關董事、監事、總經理和其他高級管理人員違反其義務的行為不知情的善意當事人的情形下除外。公司董事、監事、總經理和其他高級管理人員的相關人與某合同、交易、安排有利害關係的，有關董事、監事、總經理和其他高級管理人員也應被視為有利害關係。

第一百五十五條　如果公司董事、監事、總經理和其他高級管理人員在公司首次考慮訂立有關合同、交易、安排前以書面形式通知董事會，聲明由於通知所列的內容，公司日後達成的合同、交易、安排與其有利害的關係，則在通知闡明的範圍內，有關董事、監事、總經理和其他高級管理人員視為做了本章前條所規定的披露。

第一百五十六條　公司不得以任何方式為董事、監事、總經理和其他高級管理人員交納稅款。

第一百五十七條　公司不得直接或間接地向公司和其母公司的董事、監事、總經理和其他高級管理人員提供貸款、貸款擔保；亦不得向該董事、監事、總經理和其他高級管理人員的相關的人提供貸款、貸款擔保；

前款規定不適用於下列情形：

(一)　公司向其子公司提供貸款或者為子公司提供貸款擔保；

(二)　公司根據經股東大會批准的聘任合同，向公司的董事、監事、總經理和其他高級管理人員提供貸款、貸款擔保，或者其他款項，使之支付為了公司目的或者為了履行其公司的職責所發生的費用；

(三) 如公司的正常業務範圍包括提供貸款、貸款擔保，公司可以向有關董事、監事、總經理和其他高級管理人員及其相關的人士提供貸款、貸款擔保。但提供貸款、貸款擔保的條件應當是正常商務條件。

第一百五十八條 公司違反第一百五十七條規定提供貸款的，不論其貸款條件如何，收到款項的人應當立即償還。

第一百五十九條 公司違反第一百五十七條第一款的規定所提供的貸款擔保，不得強制公司執行；但下列情況除外：

(一) 向公司或者其母公司的董事、監事、總經理和其他高級管理人員的相關人提供貸款時，提供貸款人不知情的；

(二) 公司提供的擔保物已由提供貸款人合法地售予善意購買者的。

第一百六十條 本章前述條款中所稱擔保，包括由保證人承擔責任或者提供財產以保證義務人履行義務的行為。

第一百六十一條 公司董事、監事、總經理和其他高級管理人員違反對公司所負的義務時，除法律、行政法規規定的各種權利、補救措施外，公司有權採取以下措施：

(一) 要求有關董事、監事、總經理和其他高級管理人員賠償由於其失職給公司造成的損失；

(二) 撤銷任何由公司與有關董事、監事、總經理和其他高級管理人員訂立的合同或者交易，以及由公司與第三人(當第三人明知或者理應知道代表公司的董事、監事、總經理和其他高級管理人員違反了對公司應負的義務)訂立的合同或者交易；

(三) 要求有關董事、監事、總經理和其他高級管理人員交出因違反義務而獲得的收益；

(四) 追回有關董事、監事、總經理和其他高級管理人員收受的本應為公司所收取的款項，包括(但不限於)傭金；

(五) 要求有關董事、監事、總經理和其他高級管理人員退還因本應交於公司的款項所賺取的，或者可能賺取的利息。

第一百六十二條 公司應當就報酬事項與公司董事、監事訂立書面合同，並經股東大會事先批准。其報酬事項包括：

(一) 作為公司的董事、監事或者高級管理人員的報酬；

(二) 作為公司的子公司的董事、監事或者高級管理人員的報酬；

(三) 為公司及其子公司的管理提供其他服務的報酬；

(四) 該董事或者監事因失去職位或者退休所獲補償的款項。除按前述合同外，董事、監事不得因前述事項為其應獲取的利益向公司提出訴訟。

第一百六十三條 公司在與公司董事、監事訂立的有關報酬事項的合同中應當規定，當公司將被收購時，公司董事、監事在股東大會事先批准的條件下，有權取得因失去職位或者退休而獲得的補償或者其他款項。本款所指的公司被收購是指下列情況之一：

(一) 任何人向全體股東提出收購要約；

(二) 任何人提出收購要約，旨在使要約人成為控股股東，控股股東的定義與本章程第五十七條中的定義相同。

如果有關董事、監事不遵守本條的規定，其收到的任何款項，應當歸那些由於接受前述要約而將其股份出售的人所有；該董事、監事應當承擔因按比例分發該等款項所產生的費用，該費用不得從該等款項中扣除。

第一百六十四條 經股東大會批准，公司可以為公司董事、監事、總經理和其他高級管理人員購買責任保險，但因違反法律、法規和本章程規定而導致的責任除外。

第十六章 財務會計制度與利潤分配

第一百六十五條 公司依照法律、行政法規和國務院財政主管部門制定的中國會計準則的規定，制定公司的財務會計制度。

第一百六十六條 公司應當在每一會計年度終了時製作財務報告，並依法經審查驗證。

公司的財務報表應包括以下財務報表：

(一) 資產負債表；

(二) 損益表；

(三) 財務狀況變動表；

(四) 財務情況說明書；

(五) 利潤分配表。

第一百六十七條 公司董事會應當在每次股東年會上向股東呈交有關法律、行政法規、地方政府及主管部門頒布的規範性文件所規定由公司準備的財務報告。

第一百六十八條 公司的財務報告應當在召開股東大會年會的二十日以前置備於公司，供股東查閱。公司的每個股東都有權得到本章中所提及的財務報告。

在股東大會年會召開前二十一日，公司應將前述報告以郵資已付的郵件寄給每個境外上市外資股股東，受件人地址以股東的名冊登記的地址為準。

第一百六十九條 公司的財務報表除應按中國會計準則及法規編製外，還應當按國際或境外上市地會計準則編製。如按兩種會計準則編製的財務報表有重要出入，應當在財務報表附註中加以註明。公司在分配有關會計年度的稅後利潤時，以前述兩種財務報表中稅後利潤較少者為準。

第一百七十條 公司公布或者披露的中期業績或者財務資料應當按中國會計準則及法規編製，同時按國際或境外上市地會計準則編製。

第一百七十一條 公司每一會計年度公布兩次財務報告，即在一會計年度的前六個月結束後的六十天內公布中期財務報告，會計年度結束後的一百二十天內公布年度財務報告。

第一百七十二條　公司除法定的會計賬冊外，不得另立會計賬冊。

第一百七十三條　公司實行內部審計制度，設立內部審計機構或配置內部審計人員，在監事會的領導下，對公司的財務收支和經濟活動進行內部審計監督。

第一百七十四條　公司繳納所得稅後的利潤，應當按下列順序分配：

(一)　彌補虧損；

(二)　提取法定公積金；

(三)　提取法定公益金；

(四)　提取任意公積金；

(五)　支付普通股股利。

董事會應按國家法律、行政法規(如有的話)及公司經營和發展需要確定本條(三)至(五)項所述利潤分配的具體比例，並提交股東大會批准。

第一百七十五條　資本公積金包括下列款項：

(一)　超過股票面額發行所得的溢價款；

(二)　國務院財政主管部門規定列入資本公積金的其他收入。

第一百七十六條　公司的公積金用於彌補公司的虧損，擴大公司生產經營或者轉為增加公司資本。

公司經股東大會決議將公積金轉為資本時，按股東原有股份比例派送新股或者增加每股面值。但法定公積金轉為資本時，所留存的該項公積金不得少於註冊資本的百分之二十五。

公司提取的法定公益金用於公司員工的集體福利。

第一百七十七條　股利按股東持股比例分配。

除非股東大會另有決議，公司除分配年度股利外，股東大會授權董事會可分配中期股利。除法律、行政法規另有規定外，中期股利的數額不應超過公司中期利潤表可分配利潤額的50%。

第一百七十八條　公司可以下列形式分配股利：(一)現金；(二)股票。

第一百七十九條　公司應當按照中國稅法的規定，代扣並代繳個人股東股利收入的應納稅金。

第一百八十條　公司應當為持有境外上市外資股股份的股東委任收款代理人，收款代理人應當代有關股東收取公司就境外上市外資股股份分配的股利及其他應付的款項。公司委任的收款代理人應符合上市地法律或者證券交易所有關規定的要求，公司委任的在香港上市的境外上市外資股(H股)股東的收款代理人，應當為依照香港《委托人條例》註冊的信託公司。

第一百八十一條　公司向內資股股東支付股利以及其他款項，以人民幣計價和宣布，用人民幣支付；公司向境外上市外資股股東支付股利及其他款項，以人民幣計價和宣布，以該等外資股上市地的貨幣支付(如果上市地不止一個，用公司董事會所確定的主要上市地的貨幣支付)。以外幣支付的折算公式為：

$$\text{股利或其他款項折算價} = \frac{\text{股利或其他款項人民幣額}}{\text{股利或者其他款項宣布日的上一周中國人民銀行公布的每一外幣單位人民幣基準滙價的平均價}}$$

第十七章　會計師事務所的聘任

第一百八十二條　公司應當聘用符合國家有關規定的、獨立的會計師事務所，審計公司的年度財務報告，並審核公司的其他財務報告。

公司的首任會計師事務所可由創立大會在首次股東大會年會前聘任，該會計師事務所的任期在首次股東大會年會結束時終止。

創立大會不行使前款規定的職權時，由董事會行使該職權。

第一百八十三條　公司聘用會計師事務所的聘期，自公司本次股東年會結束時起至下次股東年會結束時止。

第一百八十四條　經公司聘用的會計師事務所享有以下權利：

(一)　隨時查閱公司的賬簿、記錄或憑證，並有權要求公司的董事、總經理、副總經理或者其他高級管理人員提供有關資料和說明；

(二)　要求公司採取一切合理措施，從其子公司取得該會計師事務所為履行職務而必需的資料和說明；

(三)　出席股東大會，得到任何股東有權收到的會議通知或與會議有關的其他信息，在任何股東大會上就涉及其作為公司的會計師事務所的事宜發言。

第一百八十五條　如果會計師事務所職位出現空缺，董事會在股東大會召開前，可委任會計師事務所填補該空缺，但在空缺持續期間，公司如有其他在任的會計師事務所，該等會計師事務所仍可行事。

第一百八十六條　不論會計師事務所與公司訂立的合同條款如何規定，股東大會可在任何會計師事務所任期屆滿前，通過普通決議決定將該會計師事務所解聘，有關會計師事務所如有因被解聘而向公司索償的權利，有關權利不因此而受影響。

第一百八十七條　會計師事務所的報酬或者確定報酬的方式由股東大會決定，由董事會聘任的會計師事務所的報酬由董事會確定。

第一百八十八條　公司聘用、解聘或者不再續聘會計師事務所由股東大會作出決定，並報國務院證券主管機構備案。

股東大會在擬通過決議，聘任一家非現任的會計師事務所以填補會計師事務所聘位的任何空缺，或續聘一家由董事會聘任填補空缺的會計師事務所或者解聘一家任期未屆滿的會計師事務所時，應當符合下列規定：

（一） 有關聘任或解聘的提案在股東大會會議通知發出之前，應當送給擬聘任的或者擬離任的或者在有關會計年度已離任的會計師事務所。

離任包括被解聘、辭聘和退任。

（二） 如果即將離任的會計師事務所作出書面陳述，並要求公司將該陳述告知股東，公司除非收到書面陳述過晚，否則應當採取以下措施：

1. 在為作出決議而發出的通知上説明將離任的會計師事務所作出了陳述；

2. 將陳述副本作為通知的附件以章程規定的方式送給股東。

（三） 公司如果未將有關會計師事務所的陳述按本款（二）項的規定送出，有關會計師事務所可要求該陳述在股東大會上宣讀，並可以進一步做出申訴。

（四） 離任的會計師事務所有權出席以下會議：

1. 其任期應到期的股東大會；

2. 為填補因其被解聘而出現空缺的股東大會；

3. 因其主動辭聘而召集的股東大會。

離任的會計師事務所有權收到前述會議的所有通知或者與會議有關的其他信息，並在前述會議上就涉及其作為公司前任會計師事務所的事宜發言。

第一百八十九條　公司解聘或者不再續聘會計師事務所，應事先通知會計師事務所，會計師事務所有權向股東大會陳述意見。會計師事務所提出辭聘的，應當向股東大會説明公司有無不當情事。

會計師事務所可以用把辭聘書面通知置於公司法定地址的方式辭去其職務。通知在其置於公司法定地址之日或者通知內註明的較遲的日期生效。該通知應當包括下列陳述：

(一)　認為其辭聘並不涉及任何應該向公司股東或債權人交代情況的聲明；或者

(二)　任何應當交代情況的陳述。

公司收到前款所指書面通知的十四日內，應當將該通知複印件送出給有關主管機關，如果通知載有前款(二)項所提及的陳述，公司應當將該陳述的副本備置於公司，供股東查閱。公司還應將前述陳述副本以郵資已付的郵件寄給每個境外上市外資股股東，受件人地址以股東名冊登記的地址為準。

如果會計師事務所的辭聘通知載有任何應當交代情況的陳述，會計師事務所可要求董事會召集臨時股東大會，聽取其就辭聘有關情況作出的解釋。

第十八章　保險

第一百九十條　本公司各類保險的投保、險別、投保金額和投保期由董事會會議根據公司之情況和其他國家同類行業的慣例以及中國的慣例和法律要求決定。

第十九章　勞動人事制度

第一百九十一條　公司根據《中華人民共和國勞動法》和國家其他有關法律、行政法規的規定，制訂適合本公司具體情況的勞動人事制度。

第二十章　工會組織

第一百九十二條　根據《中華人民共和國工會法》，公司設立工會組織，並組織員工進行工會活動。

公司按照《中華人民共和國工會法》的規定，向工會撥交經費，由公司工會根據中華全國總工會制定的《工會基金管理辦法》使用工會經費。

第二十一章　公司的合併與分立

第一百九十三條　公司合併或者分立，應當由公司董事會提出方案，按公司章程規定的程序通過後，依法辦理有關審批手續。反對公司合併、分立方案的股東，有權要求公司或者同意公司合併、分立方案的股東，以公平價格購買其股份。公司合併、分立決議的內容應作成專門文件，供股東查閱。

對境外上市外資股股東，前述文件還應當以郵件方式送達。

第一百九十四條　公司合併可以採取吸收合併和新設合併兩種形式。

公司合併，應當由合併各方簽訂合併協議，並編製資產負債表及財產清單。公司應當自作出合併決議之日起十日內通知債權人，並於三十日內在報紙上至少公告三次。債權人自接到通知之日起三十日內，未接到通知書的自第一次公告之日起九十日內，有權要求公司清償債務或者提供相應的擔保。不清償債務或者不提供相應擔保的，公司不得合併。

公司合併後，合併各方的債權、債務，由合併後存續的公司或者新設的公司繼承。

第一百九十五條　公司分立，其財產作相應的分割。

公司分立，應當由分立各方簽訂分立協議，並編製資產負債表及財產清單，公司應當自作出分立決議之日起十日內通知債權人，並於三十日內在報紙上至少公告三次。債權人自接到通知書之日起三十日內，未接到通知書的自第一次公告之日起九十日內，有權要求公司清償債務或者提供相應的擔保。不清償債務或者不提供相應擔保的，公司不得分立。

公司分立前的債務按所達成的協議由分立後的公司承擔。

第一百九十六條　公司合併或者分立，登記事項發生變更的，應當依法向公司登記機關辦理變更登記；公司解散的，依法辦理公司註銷登記；設立新公司的，依法辦理公司設立登記。

第二十二章　公司解散和清算

第一百九十七條　公司有下列情形之一的，應當解散並依法進行清算：

(一)　股東大會決議解散；

(二)　因公司合併或者分立需要解散；

(三)　公司因不能清償到期債務被依法宣告破產；

(四)　公司違反法律、行政法規被依法責令關閉。

第一百九十八條　公司因前條第(一)項規定解散的，應當在十五日之內成立清算組，並由股東大會以普通決議的方式確定其人選；逾期不成立清算組進行清算的，債權人可以申請人民法院指定有關人員組成清算組，進行清算。

公司因前條第(三)項規定解散的，由人民法院依照有關法律的規定，組織股東、有關機關及有關專業人員成立清算組，進行清算。

公司因前條第(四)項規定解散的，由有關主管機關組織股東、有關機關及有關專業人員成立清算組，進行清算。

第一百九十九條　如董事會決定公司進行清算(因公司宣告破產而清算者除外)，應當在為此召集的股東大會的通知中，聲明董事會對公司的狀況已經作了全面的調查，並認為公司可在清算開始後十二個月內全部清償公司債務。

股東大會進行清算的決議通過之後，公司董事會的職權立即終止。

清算組應當遵循股東大會的指示，每年至少向股東大會報告一次清算組的收入和支出、公司的業務和清算的進展，並在清算結束時向股東大會作最後報告。

第二百條 清算組應當自成立之日起十日內通知債權人，並於六十日內在報紙上至少公告三次。債權人應當自接到通知書之日起三十日內，未接到通知書的自第一次公告之日起九十日內，向清算組申報其債權。

債權人申報其債權，應當説明債權的有關事項，並提供證明材料，清算組應當對債權進行登記。

第二百零一條 清算組在清算期間行使下列職權：

(一) 清理公司財產，分別編製資產負債表和財產清單；

(二) 通知或者公告債權人；

(三) 處理與清算有關的公司未了結的業務；

(四) 追繳所欠税款；

(五) 清理債權、債務；

(六) 處理公司清償債務後的剩餘財產；

(七) 代表公司參與民事訴訟活動。

第二百零二條 清算組在清理公司財產、編製資產負債表和財產清單後，應當制定清算方案，並報股東大會或者有關主管機關確認。

公司財產能夠清償公司債務的，應按以下順序清償：清算費用，職工工資，勞動保險費用，繳納所欠税款，清償公司債務。

公司財產按前款規定清償後的剩餘財產，由公司股東按其持有股份的比例進行分配。

清算期間，公司不得開展新的經營活動。

第二百零三條　因公司解散而清算，清算組在清理公司財產、編製資產負債表和財產清單後，發現公司財產不足清償債務的，應當立即向人民法院申請宣告破產。

公司經人民法院裁定宣告破產後，清算組應當將清算事務移交給人民法院。

第二百零四條　公司清算結束後，清算組應當製作清算報告以及清算期內收支報表和財務賬冊，經中國註冊會計師驗證後，報股東大會或者有關主管機關確認。

清算組應自股東大會或有關主管機關確認之日起三十日內，將前述文件報送公司登記機關，申請註銷公司登記，公告公司終止。

第二十三章　公司章程的修訂程序

第二百零五條　公司根據法律、行政法規及本章程的規定，可以修改本章程。

第二百零六條　本章程的修改，涉及《到境外上市公司章程必備條款》(簡稱《必備條款》)內容的，經國務院授權的公司審批部門批准後生效，涉及公司登記事項的，應當依法辦理變更登記。

第二十四章　爭議的解決

第二百零七條　公司遵從下述爭議解決規則：

(一)　凡境外上市外資股股東與公司之間，境外上市外資股股東與公司董事、監事、總經理或者其他高級管理人員之間，境外上市外資股股東與內資股股東之間，基於公司章程、《公司法》及其他有關法律、行政法規所規定的權利義務發生的與公司事務有關的爭議或者權利主張，有關當事人應當將此類爭議或者權利主張提交仲裁解決。前述爭議或者權利主張提交仲裁時，應當是全部權利主張或者爭議整體；所有由於同一事由有訴因的人或者該爭議或權利主張的解決需要其參與的人，如果其身份為公司或者公司股東、董事、監事、總經理或者其他高級管理人員，應當服從仲裁。

有關股東界定、股東名冊的爭議，可以不用仲裁方式解決。

(二)　申請仲裁者可以選擇中國國際經濟貿易仲裁委員會按其仲裁規則進行仲裁，也可以選擇香港國際仲裁中心按其證券仲裁規則進行仲裁。申請仲裁者將爭議或者權利主張提交仲裁後，對方必須在申請者選擇的仲裁機構進行仲裁。

如申請仲裁者選擇香港國際仲裁中心進行仲裁，則任何一方可以按香港國際仲裁中心的證券仲裁規則的規定請求該仲裁在深圳進行。

(三)　以仲裁方式解決因第(一)項所述爭議或者權利主張，適用中華人民共和國的法律；但法律、行政法規另有規定的除外。

(四)　仲裁機構作出的裁決是終局裁決，對各方均有約束力。

第二十五章　通知

第二百零八條　通知以郵遞方式送交時，應當清楚地寫明地址、預付郵資，並將通知放置信封內郵寄出，當包含該通知的信函寄出48小時後，視為股東已收悉。

第二百零九條　股東或董事向公司送達的任何通知、文件、資料或書面聲明可由專人或以掛號郵件方式送達公司的住所地址。

第二百十條　若證明股東或者董事已向公司送達了通知、文件、資料或者書面聲明，應當提供該有關的通知、文件、資料或者書面聲明已按指定的送達時間內以通常的方式送達，並以郵資已付的方式寄至正確的地址的證明材料。

第二十六章　本章程的解釋和定義

第二百十一條　本章程由董事會負責解釋，本章程未及事宜，由董事會提議股東大會特別決議通過。

第二百十二條　在本章程內，下述詞語有以下意義：

【本章程】	公司現行有效的章程；
【董事會】	公司董事會；
【中國】	中華人民共和國；
【人民幣】	中國法定貨幣；
【印章】	公司不時使用的普通印章及公司保持的正式印章(如有)，或隨情況而定兩者之一；

第二百十三條　本章程所稱「以上」含本數，「高於」、「以下」不含本數。

第二百十四條　本章程中所稱會計師事務所的含義與「核數師」相同。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________________

Name: Su Liang

Title: Company Secretary

Date: May 15, 2002